


MAR 2 4 2005
1086

FirstFed Bancorp, Inc.

2004 Annual Report


PROCESSED
MAR 2 8 2005
THOMSON
FINANCIAL

LETTER TO STOCKHOLDERS

In closing remarks to this letter last year, I stated that I was looking forward to reporting to you on continued progress in 2004. It is with great pleasure that I report asset growth in excess of 10%, loan growth in excess of 18%, and deposit growth in excess of 4%. Accompanying this growth, there has been a tremendous improvement in both net income and earnings per share of over 88%. These facts reflect significant progress for this past year, as expected.

The growth during 2004 was achieved without adding locations, although we did move into our new and expanded full-service facility in Pelham, Alabama, after outgrowing our leased facility. In 2005, we look to grow in existing branches, as well as through expansion of locations. We recently purchased land in Calera, Alabama, to be the home of our ninth First Financial location. Evaluation of additional sites targeted in other nearby growth areas is always a consideration.

In reviewing our financial performance for 2004, there are some key items I would like to address. First, there was improvement in net interest spread. The interest rate spread in 2003 was 2.9% and increased to 3.1% in 2004. If interest rates continue to increase, it is projected that the net interest spread, as well as income, will continue to rise. Second, deposit-related fee income increased 54% in fiscal 2004 over fiscal 2003. This improvement is attributable primarily to a new Overdraft Privilege Program. Third, an offsetting factor to the 2004 improved earnings was approximately $550,000 of expenses associated with completing and disposing of foreclosed assets.

I would like to take this opportunity to thank you for your continued support and interest in our Company. I would also like to express my appreciation to the officers and employees of the Company that worked hard to achieve this progress in 2004. I know that they are dedicated to continuing on this path of progress. The Company is focused on continuing to report enhanced results and providing the best personal banking services to the communities it serves.

Sincerely,

B. K. Goodwin III

B. K. Goodwin, III
Chairman of the Board, Chief
Executive Officer and President

BOARDS OF DIRECTORS

FirstFed Bancorp, Inc. and First Financial Bank

B. K. Goodwin, III
Chairman of the Board, Chief Executive Officer and President

Fred T. Blair
Retired, First Federal Savings Bank

James B. Koikos
Owner, Bright Star Restaurant

E. H. Moore, Jr.
President and Owner, Buddy Moore Trucking, Inc.

James E. Mulkin
President, Mulkin Enterprises

G. Larry Russell
Certified Public Accountant

Director Emeritus

Malcolm E. Lewis
Retired, Polar Storage Locker Plant

Advisory Board of Bibb County

William Elbert Belcher, III
Owner, Belcher Forest Products, Inc.

R. Hugh Edmonds
Owner, Hugh Edmonds Realty

Milton R. Fulgham
Retired, First State Bank

Randall J. Gilmore
Real Estate Development

Albert L. Green
Retired, N.D. Cass, Co.

Joe E. Weeks
Owner, J & J Metal and Salvage and Tannehill General

OFFICERS

Executive Officers of FirstFed Bancorp, Inc. and First Financial Bank

B. K. Goodwin, III
Chairman of the Board, Chief Executive Officer and President
Lynn J. Joyce
Chief Financial Officer, Executive Vice President, Secretary and Treasurer
Jeff V. Williams
Senior Vice President

Officers of First Financial Bank

W. Paul Province
Compliance and Audit Officer
Brenda M. Baswell
Vice President of Operations
Cathy N. Ackerman
Assistant Vice President and Branch Manager
Chris L. Alvis
Assistant Vice President and Loan Officer
John F. Ammons
Assistant Vice President and Branch Manager
Pamela G. Gamble
Assistant Vice President and Branch Manager
Stephen M. Kersey
Assistant Vice President and Branch Manager
Robert Nelson, III
Assistant Vice President and Loan Officer
G. Neil Walker
Assistant Vice President and Branch Manager
R. Brian Waters
Assistant Vice President and Branch Manager
Charlotte L. White
Assistant Vice President and Branch Manager
C. Todd Fortner
Controller
Linda G. Parish
Collections Officer

COMPANY DATA

FirstFed Bancorp, Inc. (the "Company") is a financial holding company located in Bessemer, Alabama. Through its subsidiary, First Financial Bank, an Alabama-chartered commercial bank, it serves portions of Jefferson, Shelby, Bibb and Tuscaloosa counties. Offices are located in Bessemer, Centreville, Hoover, Hueytown, Pelham, Vance, West Blocton and Woodstock.

ANNUAL MEETING

FirstFed Bancorp, Inc.'s Annual Meeting of Stockholders will be held at the Bright Star Restaurant, 304 19th Street North, Bessemer, Alabama, 35020 on Tuesday, April 26, 2005, at 4:30 P.M.

REGISTRAR AND TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572

INDEPENDENT PUBLIC ACCOUNTANTS

KPMG LLP
Birmingham, Alabama

OFFICE LOCATIONS

Main Office (Bessemer): 1630 4th Avenue North 35020, (205) 428-8472
Centreville Office: 125 Birmingham Road 35042, (205) 926-4651
Hoover Office: 1604 Montgomery Highway 35216, (205) 822-8534
Hueytown Office: 1243 Hueytown Road 35023, (205) 497-4100
Pelham Office: 3304 Pelham Parkway 35124, (205) 664-1824
Vance Office: 18704 Highway 11 North 35490, (205) 633-0904
West Blocton Office: Main Street 35184, (205) 938-7881
Woodstock Office: Highway 5 35188, (205) 938-7813

WEB PAGE ADDRESS

www.firstfedbessemer.com

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

(Mark One)

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2004.

OR

☐ Transition Report under Section 13 or 15(d) of the Securities Exchange Act of 1934 For the Transition Period from ______ To _______.

Commission File Number: 0-19609

FirstFed Bancorp, Inc.

(Exact name of small business issuer in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	63-1048648 (I.R.S. Employer identification No.)
1630 Fourth Avenue North Bessemer, Alabama (Address of principal executive office)	35020 Zip Code

Registrant's telephone number, including area code: (205) 428-8472

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.01 par value
(Title of Class)

Check whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES X NO _

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-KSB or any amendment to this Form 10-KSB. ☐

State issuer's revenues for its most recent fiscal year $12,763,000.

The aggregate market value of the voting stock held by non-affiliates of the registrant (i.e., persons other than directors, executive officers and 10% stockholders of the registrant), based on the closing sales price of the registrant's common stock as quoted on the NASDAQ SmallCap Market February 24, 2005, was $10,340,878.

As of February 24, 2005, there were outstanding 2,424,816 shares of the registrant's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

(1) Portions of the Proxy Statement for the December 31, 2004, Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-KSB.

TABLE OF CONTENTS

PART I

ITEM 1. DESCRIPTION OF BUSINESS:

THE COMPANY

FirstFed Bancorp, Inc. (the "Company"), a Delaware corporation, is a bank holding company that has registered as a financial holding company. The Company also serves as the holding company for First State Corporation ("FSC"). FSC is the sole shareholder for First Financial Bank ("First Financial" or the "Bank").

The Company's assets consist primarily of its subsidiary investment and liquid investments. It engages in no significant independent activity. The Company had total assets of $214,443,000, total deposits of $157,545,000 and stockholders' equity of $18,418,000 at December 31, 2004.

The Company's earnings are primarily dependent upon the net interest income of First Financial, which is the difference between the income derived from interest-earning assets, such as loans and securities, and the interest expense incurred on interest-bearing liabilities, primarily deposit accounts. Net interest income is affected by (i) the difference between rates of interest earned on interest-earning assets and rates of interest paid on its interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

The Company's executive office is located at the main office of First Financial, 1630 Fourth Avenue North, Bessemer, Alabama 35020. The telephone number is (205) 428-8472.

FIRST FINANCIAL BANK

As of December 31, 2004, the Bank's principal business consisted of attracting deposits from the general public and investing those deposits in one-to-four-family residential mortgage loans, commercial mortgage loans, commercial loans and consumer loans. The Bank is a member of the Federal Home Loan Bank ("FHLB") System and its deposit accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to the maximum amount allowable by the FDIC. The Bank was subject to regulation, examination and supervision by the FDIC and the State Banking Department of the State of Alabama (the "Banking Department").

The Bank conducts business from eight locations in Bibb, Jefferson, Shelby and Tuscaloosa Counties, Alabama, consisting of its home office in Bessemer and seven other branches, one each in Centreville, Hoover, Hueytown, Pelham, Vance, West Blocton and Woodstock. Each branch is a full-service facility.

LIQUIDITY

Liquidity refers to the ability of the Company to meet its cash flow requirements in the normal course of business, including loan commitments, deposit withdrawals, liability maturities and ensuring that the Company is in a position to take advantage of investment opportunities in a timely and cost-efficient manner. Management monitors the Company's liquidity position, and reports to the Board of Directors monthly. The Company may achieve its desired liquidity objectives through management of assets and liabilities and through funds provided by operations. Funds invested in short-term marketable instruments, the continuous maturing of other interest-earning assets, the possible sale of available-for-sale securities and the ability to securitize certain types of loans provide sources of liquidity from an asset perspective. The liability base provides sources of liquidity through deposits. The Company also has accessibility to market sources of funds such as FHLB advances, purchase of Fed Funds and correspondent bank borrowings. The Consolidated Statements of Cash Flows, included in the Annual Report, provides an analysis of cash from operating, investing, and financing activities for each of the two years in the period ended December 31, 2004.

Sources of liquidity discussed in Notes to Consolidated Financial Statements include: Note 2 - "Maturity of Securities Portfolio" and Note 8 - "Maturity Distribution of Deposits". Also, see "Loan Maturity" and "Deposits, Borrowings and Other Sources of Funds" herein for additional sources of liquidity.

No trends in the sources or uses of cash by the Company are expected to have a significant impact on the Company's liquidity position. The Company believes that the current level of liquidity is sufficient to meet current and future liquidity requirements.

KEY OPERATING DATA

The following table summarizes certain key ratios for the years ended December 31, 2004, 2003 and 2002.

	2004	2003	2002
Return on average total assets	.37%	.21%	.11%
Return on average equity	4.17%	2.15%	1.08%
Average equity to average total assets	8.93%	9.94%	10.46%
Dividend payout ratio	109%	206%	389%

AVERAGE BALANCES, YIELDS EARNED AND RATES PAID

The following tables set forth certain information relating to the Company's consolidated statements of financial condition for the years ended December 31, 2004, 2003 and 2002, and reflects the average yield on assets and average cost of liabilities for the periods indicated. Average balances are derived subject to certain adjustments from daily balances. The average balances of loans include non-accrual loans. For further discussion, see Item 6. "Management's Discussion and Analysis or Plan of Operation".

	2004		2003		2002	
	Average Balance	Interest	Average Balance	Interest	Average Balance	Interest
			(In thousands)			
Interest-earning assets:						
Loans	$ 153,015	$ 8,688	$ 123,023	$ 7,473	$ 106,603	$ 8,429
Securities	25,915	1,150	27,940	1,373	33,280	1,916
Other interest-earning assets	3,787	13	18,243	159	27,519	320
Total interest-earning assets	182,717	9,851	169,206	9,005	167,402	10,665
Non-interest-earning assets	22,627		18,611		14,585	
Total assets	$ 205,344		$ 187,817		$ 181,987	
Interest-bearing liabilities:						
Deposits	$ 155,485	$ 2,957	$ 148,092	$ 3,137	$ 145,094	$ 4,021
Borrowings	30,562	1,233	18,285	900	17,504	895
Total interest-bearing liabilities	186,047	4,190	166,377	4,037	162,598	4,916
Non-interest bearing liabilities	955		2,694		808	
		$ 5,661		$ 4,968		$ 5,749
Total liabilities	187,002		169,071		163,406	
Stockholders' equity	18,342		18,746		18,581	
Total liabilities and stockholders' equity	$ 205,344		$ 187,817		$ 181,987	

	2004	2003	2002
Yield on:			
Loans	5.68%	6.07%	7.91%
Securities (1)	4.44	4.92	5.76
Other interest-earning assets	0.37	0.87	1.16
All interest-earning assets	5.39	5.32	6.37
Rate paid on:			
Deposits	1.90	2.12	2.77
Borrowings	4.03	4.92	5.11
All interest-bearing liabilities	2.25	2.43	3.02
Interest rate spread (2)	3.14%	2.89%	3.35%
Net yield (3)	3.10%	2.94%	3.43%

(1) Yields on tax-exempt obligations have been computed on a full federal tax-exempt basis using an income tax rate of 34% for 2004, 2003 and 2002.
(2) Interest rate spread represents the difference between the average yield on total interest-earning assets and the average rate of total interest-bearing liabilities.
(3) Net yield represents net interest income as a percentage of average interest-earning assets.

RATE/VOLUME ANALYSIS

The following table describes the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume), and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

Net interest income increased $693,000 for the year ended December 31, 2004, compared to the year ended December 31, 2003.

	Year Ended December 31, 2004 Versus Year Ended December 31, 2003			Year Ended December 31, 2003 Versus Year Ended December 31, 2002		
	Volume	Rate	Net	Volume	Rate	Net
			(In thousands)			
Increase (decrease) in interest earned on:						
Loans	$ 1,650	$ (435)	$ 1,215	$ 1,874	$(2,830)	$ (956)
Securities	(95)	(129)	(224)	(284)	(259)	(543)
Other interest-earning assets	(66)	(79)	(145)	(92)	(69)	(161)
Total	1,489	(643)	846	1,498	(3,158)	(1,660)
Decrease (increase) in interest paid on:						
Deposits	(167)	347	180	(54)	938	884
Other borrowings	(456)	123	(333)	(8)	3	(5)
Total	(623)	470	(153)	(62)	941	879
Net increase (decrease) in net interest income	$ 866	$ (173)	$ 693	$ 1,436	$(2,217)	$ (781)

ASSET/LIABILITY MANAGEMENT

The principal objective of the Company's asset and liability management process is to maximize profit potential while minimizing the vulnerability of its operations to changes in interest rates by means of managing the ratio of interest rate sensitive assets to interest rate sensitive liabilities within specified maturity or repricing periods. The asset and liability management process is dependent on numerous assumptions, many of which require significant judgments by the Company. The Company's actions in this regard are taken under the guidance of the Bank's Asset Liability Committee ("ALCO") that is comprised of members of senior management. The ALCO generally meets quarterly and is actively involved in formulating the economic assumptions that the Company uses in its financial planning and budgeting process and establishes policies which control and monitor the sources, uses and pricing of funds. The ALCO manages the Company's interest rate risk position using both income simulation and interest rate sensitivity "gap" analysis. The ALCO has established internal parameters for monitoring the income simulation and gap analysis. These guidelines serve as benchmarks for evaluating actions to balance the current position against overall strategic goals. The ALCO monitors current exposures and reports these to the Board of Directors.

The Company has employed various strategies intended to minimize the adverse effect of interest rate risk on future operations by providing a better match between the interest rate sensitivity of assets and liabilities. The strategies are intended to stabilize net interest income for the long-term by protecting the interest rate spread against fluctuations in market interest rates. Such strategies include the origination for portfolio of adjustable-rate mortgage loans. Other strategies include seeking to maintain a stable core deposit base with a relatively high percentage of low cost deposits. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific period if it will mature or reprice within that period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income while a positive gap would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income and a positive gap would negatively affect net interest income. At December 31, 2004, the cumulative one-year gap was slightly negative using the indicated assumptions. The primary reason for this is that a relatively large base of deposit products do not reprice on a contractual basis. These deposit products are primarily traditional savings accounts and transaction interest-bearing accounts. Balances for the accounts are reported in the "within one year" repricing category and comprise 30.8% of total interest-bearing liabilities. The rates paid on these accounts are typically sensitive to changes in market interest rates only under certain conditions, such as market interest rates falling to historically low levels. Management believes that the Company's strong capital position is sufficient to protect against the negative effects of interest rate changes on net income.

Simulation is used as a tool for measuring the interest rate risk inherent in the Company's balance sheet at a given point in time by showing the effect on net interest income of interest rate changes up to 200 basis points. The ALCO reviews simulation results to determine the effect resulting from change in market interest rates. At December 31, 2004, net interest income simulation indicate that the Company's exposure to changing interest rates is not significant and within acceptable tolerance.

Interest Rate Sensitivity Analysis

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2004, which are expected to reprice or mature in each of the future time periods shown. The amount of assets and liabilities shown which reprice or mature during a particular period was determined in accordance with the contractual terms of the asset or the liability, except as stated below. Loans that have adjustable interest rates are shown as being due in the period during which the interest rates are next subject to change. No prepayment assumptions have been applied to fixed-rate loans. Certificates of deposit are shown as being due in the period of maturity. Savings and transaction accounts are shown as repricing within one year. The assumption that assets and liabilities will reprice or mature in accordance with their contractual terms should not be considered indicative of the actual results that may be experienced by the Bank.

	Within 1 Year	1-3 Years	3-5 Years	Over 5 Years	Total
		(Dollars in thousands)			
Interest-earning assets:					
Loan receivable (1)	$ 107,632	$ 11,498	$ 32,430	$ 12,259	$ 163,819
Securities available-for-sale	4,334	12,919	2,728	2,960	22,941
Cash investments	1,665	-	-	-	1,665
Total interest-earning assets	113,631	24,417	35,158	15,219	188,425
Interest bearing-liabilities:					
Savings accounts (2)	26,872	-	-	-	26,872
Transaction accounts (2)	35,234	-	-	1,150	36,384
Certificate accounts	60,657	21,609	11,996	27	94,289
Borrowings	14,494	-	-	17,000	31,494
Subordinated debentures	-	-	-	6,000	6,000
Total interest-bearing liabilities	137,257	21,609	11,996	24,177	195,039
Interest sensitivity gap per period	$ (23,626)	$ 2,808	$ 23,162	$ (8,958)	$ (6,614)
Cumulative interest sensitivity gap	$ (23,626)	$ (20,818)	$ 2,344	$ (6,614)	$ (6,614)
Percentage of cumulative gap to total assets	(11.02)%	(9.71)%	1.09%	(3.08)%	(3.08)%
Cumulative ratio of interest-sensitive assets to interest-sensitive liabilities	82.79%	86.90%	101.37%	96.61%	96.61%

(1) Includes $739,000 in loans held for sale; such loans are reflected in the above table in the within 1 year category.
(2) Assumes that each savings and transaction account will be withdrawn in favor of an account with a more favorable interest rate within one year. This assumption maximizes the amount of liabilities repricing during such period. Normally, the rates paid on these accounts are not particularly sensitive to changes in market interest rates. If these amounts were spread based on expected repricing characteristics, the cumulative gap would have been significantly reduced. The noninterest-bearing checking accounts were included in the over 5 years category.

LENDING ACTIVITIES

General

The Company's loan portfolio is comprised primarily of first mortgage loans secured by one-to-four family residences and commercial property, a majority of which are adjustable rate. The Company originates loans on real estate located in its primary lending areas in Jefferson, Shelby, Bibb and Tuscaloosa Counties of Alabama, which include Bessemer, Pelham, Hueytown, Hoover, West Blocton, Centreville, Woodstock and Vance.

The Company has not purchased servicing rights. The Company routinely sells fixed rate loans in the secondary market with servicing released. Mortgage servicing rights are capitalized based on relative fair value.

Residential Lending - One-to-Four Family

The Company offers various adjustable rate one-to-four family residential loan products ("ARMs"). ARMs generally are subject to a limitation of 2% per annum adjustment for interest rate increases and decreases, with a lifetime cap of 8% on increases. These limits, based on the initial rate, may reduce the interest rate sensitivity of such loans during periods of changing interest rates. Interest rates and origination fees on ARMs are priced to provide a profit margin and not necessarily to be competitive in the local market. One-to-four family residential ARMs do not provide for negative amortization.

The Company generally makes one-to-four family residential mortgage loans in amounts not to exceed 85% of the appraised value or sale price, whichever is less, of the property securing the loan, or up to 95% if the amount in excess of 85% of the appraised value is secured by private mortgage insurance, and 80% to 85% with an increased interest rate. The Company usually charges an origination fee of 1.00% on one-to-four family residential mortgage loans. The Company's loan policy requires approval by a loan committee or the Board of Directors for loans over specified amounts. The Board of Directors is furnished with an analysis of the respective monthly loan activity.

In addition to ARM lending, the Company may originate fixed rate one-to-four family residential loans. However, at this time, all fixed rate loans are being sold into the secondary market, servicing released. Investor relationships have been established with a major bank and mortgage companies. In addition, the Company is approved by the Federal Home Loan Mortgage Corporation (FHLMC) and the Federal National Mortgage Association (FNMA) to sell and service loans. These outlets allow more diversified products and enhance the ability to manage interest rate risk. The Company has these loans underwritten by a contract underwriter or the purchaser making these fixed rate mortgage loans.

Commercial Real Estate Lending

Loans secured by commercial real estate totaled approximately $56.9 million, or 35.3% of the total loan portfolio, at December 31, 2004. Commercial real estate loans are generally originated in amounts up to 80% of the appraised value of the property. Such appraised value is determined by an independent appraiser previously approved by the Company. Commercial real estate loans are permanent loans secured by improved property such as office buildings, retail stores, warehouses, churches, hotels/motels, and other non-residential buildings. Of the commercial real estate loans outstanding at December 31, 2004, most are located within 100 miles of the Company's office locations and were made to local customers. In addition, borrowers generally must personally guarantee loans secured by commercial real estate. Commercial real estate loans generally have 10 to 20 year terms and are made at rates based upon market rates for the type of property. Such loans amortize over the life of the loan. Commercial real estate loans are usually made at adjustable rates. Loans secured by commercial real estate properties are generally larger and involve a greater degree of risk than residential mortgage loans. Because payments on loans secured by commercial real estate properties are often dependent on successful operation or management of the properties, repayment of such loans may be subject to a greater extent to adverse conditions in the real estate market or the economy. The Company seeks to minimize these risks by lending to established customers and generally restricting such loans to its primary market area.

Construction Lending

The Company has several construction loan programs. At December 31, 2004, the Company had $39.7 million in construction loans or 24.6% of the loan portfolio. Such loans are primarily classified as one-to-four family residential loans or commercial real estate loans depending upon the character of the property used as collateral. Of such amount, $9.7 million was undisbursed at December 31, 2004, and consisted primarily of loans to individuals for construction of residential properties. The Company presently charges adjustable interest rates on construction and construction-permanent loans. Construction and construction-permanent loans may be made for up to 80% of the anticipated value of the property upon completion. Funds are disbursed based upon percentage of completion as verified by an on-site inspection.

Consumer Lending

As a community-oriented lender, the Company offers certain secured and unsecured consumer loans, including primarily loans secured by deposits, automobile loans, mobile home loans, signature loans and other secured and unsecured loans. Consumer loans totaled $7.0 million or 4.3% of the total loan portfolio at December 31, 2004. Consumer loans, while generally having higher yields than residential mortgage loans, involve a higher credit risk.

Home Equity Lending

Home equity lines may be made not to exceed 90% of the first and second combined mortgage loan to value. These loans are credit lines with a maximum loan term of 10 years. The interest rate on these lines of credit adjusts monthly at a rate based on prime. At December 31, 2004, the outstanding home equity loan balance was $8.5 million.

Commercial Lending

The Company originates commercial loans and commercial lines of credit. The commercial loans are based on serving market needs while limiting risk to reasonable standards and lending only to strong, well established businesses in the Company's market areas. Commercial loans are adjustable rate loans or have short-term maturities (typically one year) and are generally, secured by equipment, accounts receivable and inventory. Commercial loans totaled approximately $7.9 million or 4.9% of the total loan portfolio at December 31, 2004.

Analysis of Loan Portfolio

The following table sets forth the composition of the Company's mortgage and other loan portfolios in dollar amounts and in percentages at the dates indicated. At December 31, 2004, the Company had no concentrations of loans exceeding 10% of total loans that are not disclosed below.

	As of December 31,				
	2004	2003	2002	2001	2000
	Amount	Amount	Amount	Amount	Amount
	(Dollars in thousands)				
Mortgage loans:					
One-to-four family residential	$ 52,207	$ 53,569	$ 47,903	$ 63,075	$ 65,061
Construction	39,731	27,277	24,542	9,846	13,874
Commercial real estate	56,986	41,854	17,415	18,529	15,876
Total mortgage loans	148,924	122,700	89,860	91,450	94,811
Consumer loans:					
Savings accounts	133	220	497	1,065	1,035
Other	6,855	7,563	7,674	10,462	12,939
Total consumer loans	6,988	7,563	8,171	11,527	13,974
Commercial loans	7,907	7,485	7,406	6,869	10,702
Total loans receivable	163,819	137,748	105,437	109,846	119,487
Less:					
Allowance for loan losses	1,684	1,397	1,059	775	966
Net deferred loan fees	294	252	68	85	(15)
	1,978	1,649	1,127	860	951
Loans receivable, net	$161,841	$136,099	$104,310	$108,986	$118,536

Loan Maturity

The following table shows the maturity, without regard to repricing dates, of the loan portfolio at December 31, 2004, based upon contractual maturity. See page 6, "Interest Rate Sensitivity Analysis", for an analysis of loans based on expected repricing or maturity.

	December 31, 2004				
	One-to-Four Family Residential and Construction Loans	Commercial Real Estate Loans	Consumer Loans (In thousands)	Commercial Loans	Total
Amounts Due:					
One year or less	$ 34,356	$ 3,627	$ 1,744	$ 5,933	$ 45,660
One year through 5 years	10,519	11,203	4,335	1,850	27,907
After 5 years	47,063	42,156	909	124	90,252
	$ 91,938	$ 56,986	$ 6,988	$ 7,907	163,819
Less:					
Allowance for loan losses					1,684
Net deferred loan fees					294
Loans receivable, net					$ 161,841

Scheduled contractual principal repayments of loans do not necessarily reflect the actual life of such assets. The average life of long-term loans is substantially less than their contractual terms, due to prepayments. The average life of mortgage loans tends to increase when current mortgage loan market rates are substantially higher than rates on existing mortgage loans and tends to decrease when current mortgage loan market rates are substantially lower than rates on existing mortgage loans.

The following table sets forth at December 31, 2004, the dollar amount of loans due after December 31, 2005, based upon contractual maturity dates, and whether such loans have fixed interest rates for the life of the loan or adjustable interest rates:

	Due After December 31, 2005		
	Fixed	Adjustable (In thousands)	Total
Mortgage Loans:			
One-to-four family & Construction	$ 19,435	$ 38,147	$ 57,582
Commercial real estate	4,170	49,189	53,359
Total mortgage loans	23,605	87,336	110,941
Consumer loans	5,244	--	5,244
Commercial loans	1,783	191	1,974
Total loans receivable, gross	$ 30,632	$ 87,527	$118,159

Loan Origination, Commitment and Other Loan Fees

In addition to interest earned on loans, the Company charges fees for originating and making loan commitments (which are included in interest income), prepayments of non-residential loans, late payments, changes in property ownership and other miscellaneous services. The income realized from such fees varies with the volume of loans made or repaid, and the fees vary from time to time depending upon the supply of funds and other competitive conditions in the mortgage markets. Loan demand and the availability of money also affect these conditions.

Loan Delinquencies, Nonperforming Assets and Classified Assets

Nonperforming assets include nonaccruing loans and real estate owned. The Company's policy is to stop accruing interest income when any loan is past due as to principal or interest in excess of 90 days and the ultimate collection of either is in doubt. Foreclosed real estate occurs when a borrower ultimately does not abide by the original terms of the loan agreement and the Company obtains title of the real estate securing the loan in foreclosure proceedings. At December 31, 2004, the Company had no restructured loans within the meaning of Financial Accounting Standards Board Statement 114. The following table is an analysis of the nonperforming assets and accruing loans 90 days or more past due at December 31, 2004, 2003 and 2002.

	2004	2003	2002
		(Dollars in thousands)	
Mortgage loans	$ 286	$ 36	$ 198
Consumer loans	13	24	41
Commercial loans	33	229	180
Total non-performing loans	332	289	419
Real estate owned	986	4,216 (1)	1,898
Total non-performing assets	$ 1,318	$ 4,505	$ 2,317
Accruing loans 90 days or more past due	21	162	236
Total non-performing assets and accruing loans 90 days or more past due	$ 1,339	$ 4,667	$ 2,553
Non-performing assets and accruing loans 90 days or more past due to total assets	0.62%	2.40%	1.44%
Non-performing loans to total loans, net	0.21%	0.21%	0.40%

(1) Subsequent to December 31, 2003, $2.5 million of the real estate owned was under lease with a purchase option.

At December 31, 2004, there were no loans included in the above table considered potential problem loans that management expects will significantly impact future operating results, liquidity or capital resources or for which management is aware of any information that causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. Interest income recognized on nonaccrual loans outstanding at December 31, 2004, would have increased by approximately $11,000, had interest income been recorded under the original terms of the loan. Interest income on non-performing loans included in interest income for the year ended December 31, 2004, was approximately $14,000. The Company had $52,000, $145,000 and $27,000 of specific allowance related to the non-performing loans at December 31, 2004, 2003 and 2002.

Allowance for Loan Losses

Confirmed losses on loans are charged to the allowance for loan losses. Additions to this allowance are made by recoveries of loans previously charged off, as losses occur, and by provisions charged to expense. The determination of the balance of the allowance for loan losses is based on an analysis of the composition of the loan portfolio, current economic conditions, past loss histories and other factors that warrant recognition in providing for an adequate allowance. Losses ultimately confirmed will vary from original estimates, and adjustments, as necessary, are made in the period in which these factors and other relevant considerations become known.

The following table sets forth information regarding the allowance for loan losses for the years ended December 31, 2004, 2003, 2002, 2001 and 2000.

	2004	2003	2002	2001	2000
	(Dollars in thousands)				
Balance at beginning of period	$ 1,397	$ 1,059	$ 775	$ 966	$ 1,038
Provision for loan losses	684	1,141	1,956	96	135
Charge-offs:					
Mortgage loans	190	578	389	137	82
Consumer loans	270	223	259	120	169
Commercial loans	10	81	1,078	76	-
Total Charge-offs	470	882	1,726	333	251
Recoveries:					
Mortgage loans	24	34	15	25	5
Consumer loans	49	44	39	16	39
Commercial loans	-	1	-	5	-
Total Recoveries	73	79	54	46	44
Charge-offs, net of recoveries	397	803	1,672	287	207
Balance at end of period	$ 1,684	$ 1,397	$ 1,059	$ 775	$ 966
Ratio of allowance for loan losses to total loans receivable at the end of period	1.04%	1.03%	1.02%	.71%	.82%
Ratio of allowance for loan losses to non-performing loans (1)	507.23%	483.39%	252.74%	34.29%	35.87%
Ratio of net charge-offs during the period to average loans outstanding during the period	0.26%	0.65%	1.57%	.26%	.18%

(1) Non-performing loans are comprised of nonaccrual loans. Specific reviews are performed to determine the collectibility and related allowance for loan losses on nonperforming loans.

The following table details the approximate allocation of the allowance for loan losses by category as of December 31, 2004, 2003, 2002, 2001 and 2000. See further discussion regarding the allowance for loan losses in "Management's Discussion and Analysis" in the Annual Report.

	2004		2003		2002		2001		2000	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)									
Mortgage loans	$1,187	70.5%	$ 827	59.0%	$ 212	20.0%	$ 426	55.0%	$ 517	53.5%
Consumer loans	198	11.8	320	23.0	317	30.0	194	25.0	247	25.6
Commercial loans	299	17.7	250	18.0	530	50.0	155	20.0	202	20.9
Total	$1,684	100.0%	$1,397	100.0%	$1,059	100.0%	$ 775	100.0%	$ 966	100.0%

Classified Assets

Regulations provide for the classification of loans and other assets such as debt and equity securities considered to be of lesser quality as "substandard", "doubtful" or "loss" assets. Assets which do not currently expose the insured institution to a sufficient degree of risk to warrant classification in one of the aforementioned categories, but possess credit deficiencies or potential weaknesses, are required to be designated "special mention" by management.

When an insured institution classifies problem assets as either substandard or doubtful, it is required to establish allowances for loan losses in an amount deemed prudent by management. When an insured institution classifies problem assets as "loss", it is required either to establish a specific allowance for losses equal to 100% of the amount of the asset so classified or to charge-off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by its various regulators, which can order the establishment of additional general or specific loss allowances. At December 31, 2004, the Company had $30,000 assets classified as loss,

$129,000 of assets classified as doubtful, $4.3 million of assets classified as substandard, and $1.4 million in assets designated as special mention. Total adversely classified assets (defined as those assets classified as substandard, doubtful and loss) represented 2.1% of total assets at December 31, 2004. At that date, primarily all of the classified assets were one-to-four family residences and commercial mortgage loans in the Company's market areas.

INVESTMENT ACTIVITIES

The Company had investments in mortgage-backed securities in the portfolio which are currently insured or guaranteed by the FNMA, GNMA or the FHLMC and have coupon rates as of December 31, 2004, ranging from 3.12% to 9.50%. At December 31, 2004, mortgage-backed securities totaled $1.0 million or 0.5% of total assets.

At December 31, 2004, the Company had 12.03% of total assets in cash, cash equivalents, mortgage-backed securities and investment securities maturing in five years or less. The Company holds cash equivalents in the form of amounts due from depository institutions, overnight interest-bearing deposits in banks, and federal funds sold, the latter being generally sold for one day periods.

The Board of Directors sets the investment policy. This policy dictates that investments will be made based on the following criteria: liquidity requirements, return on investment, and acceptable levels of interest rate risk and credit risk. The policy authorizes investment in various types of liquid assets permissible under applicable regulations, which include United States Government obligations, securities of various federal or federally-sponsored agency obligations, certain municipal obligations, certain corporate bonds, certain certificates of deposit of Board-approved banks and savings institutions and federal funds sold. The policy is to account for the investments as held-to-maturity or available-for-sale based on intent and ability.

DEPOSITS, BORROWINGS AND OTHER SOURCES OF FUNDS

General

The Company's primary sources of funds are deposits and borrowings and principal, interest and dividend payments on loans, mortgage-backed securities and investments, as applicable.

Deposits

The Company offers a variety of deposit accounts having a range of interest rates and terms. Deposits consist of savings accounts, checking accounts, money market deposits, IRA and certificate accounts. The Company currently has seven ATM machines and issues ATM/Debit cards on checking accounts. Compound interest is paid on most deposits. The flow of deposits is influenced significantly by general economic conditions, changes in money markets and prevailing interest rates and competition. Deposits are obtained primarily from the areas in which the branches are located. The Company also maintains collateralized deposits in excess of $100,000 held by the State of Alabama and certain other depositors. Generally, deposit rates are priced relative to existing treasury market rates. The Company relies primarily on customers as their source to attract and retain these deposits. The Company has no brokered deposits as of December 31, 2004.

Average Balance and Average Rate of Deposits

The average balance of deposits and average rates are summarized for the years ended December 31, 2004, 2003 and 2002, in the following table.

	Year Ended December 31, 2004		Year Ended December 31, 2003		Year Ended December 31, 2002	
	Amount	Rate	Amount	Rate	Amount	Rate
			(Dollars in thousands)			
Interest bearing demand deposits	$16,830	0.27%	$14,958	0.31%	$17,172	0.44%
Non-interest bearing demand deposits	19,853	0.00	19,188	0.00	13,670	0.00
Savings deposits	26,507	0.51	25,164	0.62	23,457	0.98
Time deposits	92,295	3.01	87,727	3.35	90,795	4.09

Large Certificates of Deposit

The following table indicates the amount of the Banks' certificates of deposit of $100,000 or more by time remaining until maturity as of December 31, 2004.

Maturity Period	Amount (In thousands)
Three months or less	$ 2,837
Over three through six months	4,725
Over six through 12 months	5,150
Over 12 months	12,544
Total	$ 25,256

Borrowings/FHLB Advances

Deposits are the Company's primary source of funds. The Company's policy has been to utilize borrowings only when necessary and when they are a less costly source of funds or can be invested at a positive rate of return. The Company may obtain advances from the FHLB-Atlanta upon the security of its capital stock of the FHLB-Atlanta and certain of its mortgage loans. Such advances may be made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. The maximum amount that the FHLB-Atlanta advances to a member institution generally is reduced by borrowings from any other source. In addition, the Company has borrowing abilities from various correspondent banks.

At December 31, 2004, there were $17 million in FHLB advances. The advances are at a fixed rate of 5.20% and have a contractual maturity of January 12, 2011. On January 12, 2006, the FHLB has the option to convert the whole advance to a three month floating LIBOR, at which time the Company may terminate the advance.

At December 31, 2004, there were $14.5 million in FHLB overnight borrowings. The borrowings are at an adjustable rate with a rate of 2.44% at December 31, 2004.

The Company has a line of credit for $2,500,000, with an outstanding balance of $0 at December 31, 2004. The line of credit is at a variable rate based on London Interbank Offered Rate ("LIBOR") plus 2.80% and has a maturity date of February 20, 2005.

In June 2004, the Company raised $6.0 million through the issuance of Floating Rate Capital Securities by FirstFed Statutory Trust I, a newly formed special purpose Delaware statutory trust. The securities qualify as Tier I Capital for regulatory purposes and bear an interest rate equal to three-month LIBOR plus 2.63%. The securities are redeemable in whole or part after five years, or earlier under certain circumstances.

CONTRACTUAL OBLIGATIONS

The following table indicates the Company's contractual obligations as of December 31, 2004:

	Term				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	5+ Years
			(In thousands)		
FHLB Advances	$ 17,000	$ -	$ -	$ -	$ 17,000
Subordinated Debentures	6,000	-	-	-	6,000
Time Deposits	94,289	60,657	21,609	11,996	27
Total	$ 117,289	$ 60,657	$ 21,609	$ 11,996	$ 23,027

The Company has no capital lease obligations and the operating lease obligations are not material.

COMPETITION

The Company faces strong competition both in making loans and in attracting deposits. A large number of financial institutions, including commercial banks, savings associations, credit unions, and other nonbank financial companies, compete in the greater Birmingham, Alabama, metropolitan area, in which the primary service areas of the Company are located. Most of these companies are competitors of the Company to varying degrees. The Company also competes with many larger banks and other financial institutions that have offices over a wide geographic area.

REGULATION, SUPERVISION AND GOVERNMENTAL POLICY

General

The Company is a bank holding company that has elected to be a financial holding company under the Gramm-Leach-Bliley Act of 1999 (the "GLB Act"). As a financial holding company, the Company is subject to FRB regulation and supervision under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The Company also is required to file certain reports with, and otherwise comply with the rules and regulations of, the Securities and Exchange Commission ("SEC") under the federal securities laws including the Securities Exchange Act of 1934, as amended (the "Exchange Act").

First Financial Bank, as an Alabama commercial bank that is not a member of the Federal Reserve System, is subject to regulation, supervision and regular examination both by the Banking Department and by the FDIC. The deposits of the Company are insured by the FDIC to the maximum extent provided by law (a maximum of $100,000 for each insured depositor). Federal and Alabama banking laws and regulations control, among other things, the Company's required reserves, investments, loans, mergers and consolidations, issuance of securities, payment of dividends and other aspects of the Company's operations.

Supervision, regulation and examination by the bank regulatory agencies are intended primarily for the protection of depositors rather than for holders of the Company's stock or for the Company as the holder of the stock of First Financial Bank. These regulators have adopted guidelines regarding the capital adequacy of institutions under their respective jurisdictions, which require such institutions to maintain specified minimum ratios of capital to total assets and capital to risk-weighted assets. See Note 19 of Notes to Consolidated Financial Statements.

First Financial Bank is prohibited from paying any dividends or other capital distributions if, after the distribution, it would be undercapitalized under the applicable regulations. In addition, under Alabama Law, the approval of the Alabama Superintendent of Banks is required if the total of all the dividends declared by First Financial Bank in any calendar year exceeds net income as defined for that year combined with its retained net income for the preceding two calendar years. See Note 14 to Consolidated Financial Statements.

Sarbanes-Oxley Act of 2002

The Sarbanes- Oxley Act of 2002 provides for sweeping changes with respect to corporate governance, accounting policies and disclosure requirements for public companies, and also for their directors and officers. Pursuant to the Sarbanes-Oxley Act, the SEC has adopted new financial reporting requirements and rules concerning corporate governance. A reporting company's chief executive and chief financial officers are required to certify certain financial and other information included in the company's quarterly and annual reports. The rules also require these officers to certify that they are responsible for establishing, maintaining and regularly evaluating the effectiveness of the company's disclosure controls and procedures; that they have made certain disclosures to the auditors and to the audit committee of the board of directors about the company's controls and procedures; and that they have included information in their quarterly and annual filings about their evaluation and whether there have been significant changes to the controls and procedures or other factors which would significantly impact these controls subsequent to their evaluation. Certifications by the Company's Chief Executive Officer and Chief Financial Officer of the financial statements and other information have been filed as exhibits to this Annual Report on Form 10-KSB. See Item 8A ("Controls and Procedures") hereof for the Company's evaluation of disclosure controls and procedures. The certifications required by Section 906 of the Sarbanes-Oxley Act have also been filed as exhibits to this Form 10-KSB. The Company has adopted a plan for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and rules promulgated thereunder.

USA Patriot Act

The USA Patriot Act authorizes regulatory powers to combat international terrorism. The provisions that affect financial institutions most directly provide the federal government with enhanced authority to identify, deter, and punish international money laundering and other crimes.

Among other things, the USA Patriot Act prohibits financial institutions from doing business with foreign "shell" banks and requires increased due diligence for private banking transactions and correspondent accounts for foreign banks. In addition, financial institutions have to follow new minimum verification of identity standards for all new accounts and are permitted to share information with law enforcement authorities under circumstances that were not previously permitted.

Financial Modernization Act

The GLB Act significantly changed the regulatory structure and oversight of the financial services industry and expanded financial affiliation opportunities for bank holding companies. Among other changes, the GLB Act permits "financial holding companies" to engage in a range of activities that are "financial in nature" or "incidental" thereto, such as banking, insurance, securities activities, and merchant banking. To qualify to engage in expanded financial activities, a financial holding company must make certain required regulatory filings, and subsidiary depository institutions must be well-capitalized, well-managed and rated "satisfactory" or better under the Community Reinvestment Act. The Company meets these requirements and has become a financial holding company.

The GLB Act prohibits financial institutions from sharing non-public financial information on their customers to non-affiliated third parties unless the customer is provided the opportunity to opt-out or the customer consents. However, the GLB Act allows a financial institution to disclose confidential information to non-affiliated third parties pursuant to a joint marketing agreement (after full disclosure to the customer), to perform services on behalf of the institution, to market the institution's own products, and to protect against fraud. The federal banking agencies have issued regulations implementing privacy provisions of the GLB Act.

Effects of Governmental Policy

The earnings and business of the Company are affected by the policies of various regulatory authorities of the United States, particularly the FRB. Important functions of the FRB, in addition to those enumerated above, include the regulation of the supply of money in light of general economic conditions within the United States. The instruments of monetary policy employed by the FRB for these purposes influence in various ways the overall level of investments, loans, other extensions of credit and deposits, and the interest rates paid on liabilities and received on interest-earning assets. The nature and timing of any future changes in the regulatory policies of the FRB and other federal agencies and their impact on the Company are not predictable.

TAXATION

Federal Taxation

The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to the Company. For federal income tax purposes, the Company reported its income and expenses on the accrual method of accounting under SFAS No. 109, "Accounting for Income Taxes" and files its federal income tax returns on a consolidated basis. For its taxable year ended December 31, 2003, the Company was subject to a maximum federal income tax rate of 34%. The Company has not been audited by the Internal Revenue Service for any recent year subject to audit. See Notes to Consolidated Financial Statements for additional information related to income taxes.

Corporate Alternative Minimum Tax

The Company is subject to taxes based on alternative minimum taxable income ("AMTI") at a 20% tax rate. AMTI is increased by an amount equal to 75% of the amount by which a corporation's adjusted current earnings exceeds its AMTI (determined without regard to this preference and prior to reduction for net operating losses).

State and Local Taxation

The State of Alabama imposes a 6.5% excise tax on the earnings of financial institutions such as First Financial Bank. The 6.5% excise tax also applies to the Company. In addition to the excise taxes, the State of Alabama imposes an annual state privilege tax for domestic and foreign corporations. The privilege tax is assessed on corporations doing business in the State of Alabama and is applied to each taxpayer's capital employed in the State of Alabama. Each corporation's investment in the capital of a taxpayer doing business in Alabama is excluded from the taxable base. The Company is subject to the Delaware franchise tax.

PERSONNEL

As of December 31, 2004, the Company had 85 full-time employees and 1 part-time employees. The employees are not represented by a collective bargaining unit, and the Company considers its relationship with the employees to be good.

ITEM 2. DESCRIPTION OF PROPERTY:

First Financial Bank conducts its business through its main office located in Bessemer, Alabama, and seven branch offices located in Centreville, Hoover, Hueytown, Pelham, Vance, West Blocton and Woodstock, Alabama. The Company believes that the current facilities are adequate to meet its present and immediately foreseeable needs. The following table sets forth information relating to each of the offices as of December 31, 2004, which totaled a net book value of $7,377,000. See also Notes 1 and 5 of Notes to Consolidated Financial Statements.

	Leased Or Owned	Date Opened	Net Book Value at December 31, 2004 (In thousands)
Main Office - 1630 Fourth Avenue, No. Bessemer, Alabama 35020	Owned	1961	$ 839 (1)
Branches - 125 Birmingham Rd Centreville, Alabama 35042	Owned	1979	53 (1)
1604 Montgomery Hwy. Hoover, Alabama 35216	Owned	1992	454 (1)
1351 Hueytown Road Hueytown, Alabama 35023	Owned	1966	866 (1)
3304 Pelham Parkway Pelham, Alabama 35124	Owned	2004	1,368 (1)
18704 Highway 11, North Vance, Alabama 35490	Owned	1997	390 (1)
Main Street West Blocton, Alabama 35184	Owned	1965	259 (1)
Highway 5 Woodstock, Alabama 35188	Owned	1985	121 (1)
Other fixed assets, net			3,027
Total			$ 7,377

(1) Includes land, building and improvements.

ITEM 3. LEGAL PROCEEDINGS:

From time to time, the Company is a party to routine legal proceedings occurring in the ordinary course of business. At December 31, 2004, there were no legal proceedings to which the Company was a party, or to which any of its property was subject, which were expected by management to result in a material loss.

For a further discussion of legal matters, see notes to consolidated financial statements (beginning on page A-1).

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS:

No matters were submitted to a vote of security holders during the fourth quarter of the year ended December 31, 2004.

PART II

ITEM 5. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES:

The Company's common stock trades on the NASDAQ SmallCap Stock Market under the symbol "FFDB". As of December 31, 2004, there were 2,401,007 shares of common stock outstanding and approximately 372 holders of record of the common stock. The following table sets forth the stock market price ranges of the common stock as reported on NASDAQ SmallCap Market and cash dividends declared per share of common stock for the calendar quarters as indicated.

	Stock Market Price Range Low	High	Cash Dividends Declared Per Share
Year Ended December 31, 2003:			
First Quarter	$ 6.10	$ 7.69	$ .14
Second Quarter	6.28	7.78	.07
Third Quarter	7.25	8.12	.07
Fourth Quarter	8.00	9.21	.07
Year Ended December 31, 2004:			
First Quarter	$ 8.31	$ 9.69	$ .14
Second Quarter	7.50	9.74	.07
Third Quarter	7.30	8.75	.07
Fourth Quarter	7.00	8.00	.07

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION:

The following discussion and analysis is intended to assist readers in understanding the financial condition and results of operations of the Company and its subsidiaries as of December 31, 2004, 2003 and 2002, and for the years ended December 31, 2004, 2003 and 2002. This review should be read in conjunction with the audited consolidated financial statements, accompanying footnotes and supplemental financial data included herein.

FINANCIAL HIGHLIGHTS

The Company's net income for 2004 totaled $765,000, or $.32 per share on a diluted basis. This was an 89.8% increase over $403,000, or the $.17 per share, earned for 2003. The key components of the Company's financial condition and earnings performance for 2004, compared with 2003, are summarized below.

- Total loans increased by $25.7 million, or 18.9%. This growth in the loan portfolio is the result of increased emphasis on commercial mortgage lending.
- Net interest income increased 13.9%. The net interest spread increased to 3.14% in 2004 from 2.89% in 2003.
- The provision for loan losses declined $457,000, or 40.1%. The total nonperforming loans remained at a low level of $332,000, or 0.2% of loans receivable at December 31, 2004, compared to $289,000, or 0.2% of loans receivable at December 31, 2003.
- Deposit-related fee income increased $796,000, or 54.6%, primarily due to the implementation of an Overdraft Privilege Program.
- Other operating expense increased $778,000, or 55.6%, primarily due to real estate owned expense of $552,000 in 2004, compared to $187,000 in 2003.

CRITICAL ACCOUNTING POLICIES

Accounting policies involving significant judgements and assumptions by management, which have, or could have, a material impact on the carrying value of certain assets or net income, are considered critical accounting policies. The Company considers the allowance for loan losses to be its critical accounting policy.

Allowance for Loan Losses

The Company's allowance for loan losses is determined quarterly in accordance with Statement of Financial Accounting Standards ("SFAS") 5, *Accounting for Contingencies*, and SFAS 114, *Accounting by Creditors for Impairment of a Loan*, as amended. The allowance is reflected in the Consolidated Statements of Financial Condition as a contra-account to loans thereby stating loans at an estimated realizable value. The allowance is recorded by the provision for loan losses in the Consolidated Statements of Income when losses are estimated to have occurred. The loan losses are than charged against the allowance when the loan is determined uncollectible. Any recoveries are credited to the allowance.

The allowance for loan losses is maintained at levels which management considers adequate to absorb losses currently in the loan portfolio at each reporting date. Management's estimation of this amount includes a review of all loans for which full collectibility is not reasonably assured and considers, among other factors, prior years' loss experience, economic conditions, distribution of portfolio loans by risk class, the estimated value of underlying collateral, and the balance of any impaired loans. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimations; however, the allowance is reviewed periodically and as adjustments become necessary they are reported in earnings in the periods in which they become known.

Each quarter a Watch List Report is prepared. Watch List loans are comprised of non-performing loans and other loans that have been graded by internal loan review as a Watch List loan. These loans are specifically reviewed for impairment and an allowance established as needed. Specific allowances for impaired loans are based on comparisons of the carrying values of the loans to the present value of the loans' estimated cash flows at each loan's original effective interest rate, the fair value of the collateral, or the loans' observable market prices. All remaining loans are considered non-watch list loans. The allowance needed for non-watch list loans is determined by applying a loss factor based on the most recent twelve quarter average loss experience by loan portfolio type. The calculation of allowance methodology and assumptions used are continually reviewed and adjusted accordingly if factors change.

LIQUIDITY

Liquidity refers to the ability of the Company to meet its cash flow requirements in the normal course of business, including loan commitments, deposit withdrawals, liability maturities and ensuring that the Company is in a position to take advantage of investment opportunities in a timely and cost-efficient manner. Management monitors the Company's liquidity position and reports to the Board of Directors monthly. The Company may achieve its desired liquidity objectives through management of assets and liabilities and through funds provided by operations. Funds invested in short-term marketable instruments, the continuous maturing of other interest-earning assets, the possible sale of available-for-sale securities and the ability to securitize certain types of loans provide sources of liquidity from an asset perspective. The liability base provides sources of liquidity through deposits.

Traditionally, the Bank's principal sources of funds have been deposits, principal and interest payments on loans and proceeds from interest on investments and maturities of investments. If needed, sources of additional liquidity include borrowing abilities from the FHLB-Atlanta and correspondent banks.

COMPARISON OF FINANCIAL CONDITION AS OF DECEMBER 31, 2004 AND 2003, AND RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Changes in Financial Condition

Cash and cash equivalents decreased $2.8 million, or 37.1%, to $4.8 million at December 31, 2004, compared to $7.6 million at December 31, 2003. The decrease in cash and cash equivalents was primarily the result of the use of cash to fund an increase in portfolio loan originations.

Securities available-for-sale decreased slightly to $22.9 million at December 31, 2004. The decrease was the result of maturities and calls totaling $9.0 million and sales of $3.0 million offset by securities purchased of $7.1 million. There was also a decrease in fair value.

Loans receivable, net, at December 31, 2004, were $161.8 million, an increase of $25.7 million, or 18.9%, from $136.1 million at December 31, 2003. The increase in loans receivable, net, was substantially due to the increased emphasis on portfolio originations of adjustable-rate commercial mortgage loans.

The Company's consolidated allowance for loan losses increased to $1.7 million at December 31, 2004, from $1.4 million at December 31, 2003. This increase of $300,000 was primarily due to a provision of $700,000, less charge-offs over recoveries of $400,000, to maintain the allowance at a level believed appropriate to cover losses inherent in the portfolio. Nonperforming loans, which includes nonaccruing loans, at December 31, 2004, increased slightly to $332,000, or 0.2% of loans receivable, from $289,000, or 0.2% of loans receivable at December 31, 2003.

Land, building, and equipment, net, increased $2.5 million, or 50.3%, to $7.4 million at December 31, 2004. The increase is partially the result of a new and expanded Pelham branch needed as a result of growth at that location. The previous Pelham facility under lease expired in May 2004. The increase is also attributable to the purchase of land in Calera, Alabama, for a new branch location.

Real estate owned was $1.0 million at December 31, 2004, a decrease of $3.2 million from December 31, 2003. The decrease is primarily the result of three commercial foreclosures of one borrower which are now under lease with one year purchase options and recorded in other assets. Real estate owned is recorded at the lower of cost or the fair value less estimated cost to dispose.

Other assets increased $4,481,000, or 171.1%, to $7,100,000 as of December 2004, primarily because of the addition of $3.2 million of property under lease as discussed above. Included in other assets are $1,802,000 of restricted Federal Home Loan Bank Stock and $350,000 of stock in First National Banker's Bank.

The Company owns Bank Owned Life Insurance ("BOLI") on certain key officers. The life insurance policies can be used to provide funding for liabilities associated with certain existing employee benefits. Income of $359,000 earned on the policies offset, to some extent, benefit expenses. Increases of $359,000 in the cash surrender value of the policies are recorded as a component of noninterest income.

Total deposits increased $6.4 million to $157.5 million at December 31, 2004, compared to $151.1 million at December 31, 2003. The growth was primarily in the Bank's certificate of deposit accounts.

Borrowings increased $7.7 million to $31.5 million at December 31, 2004. The increase was substantially the result of overnight borrowings to fund loan demand.

Subordinated debentures of $6.0 million were recorded during the quarter ended June 30, 2004. The Company established FirstFed Statutory Trust I ("Trust"), a wholly-owned Delaware statutory business trust. The Company is the sole sponsor of the Trust and acquired the Trust's common securities. The Trust was created for the exclusive purpose of issuing 30-year Floating Rate Capital Securities ("Trust Preferred Securities") in the amount of $6,000,000 and using proceeds to purchase junior subordinated debentures issued by the Company. The securities quality as Tier I Capital for regulatory purposes and bear an interest rate equal to three-month LIBOR plus 2.63%. The proceeds from the offering are being used to fund internal and external growth.

Stockholders' equity decreased $134,000 to $18.4 million at December 31, 2004. The net decrease in equity during the year ended December 31, 2004, was primarily attributable to dividends declared of $836,000, or $.35 per share and a decrease in fair value of investments. This was partially offset by earnings of $765,000 and stock totaling $142,000 issued under the Dividend Reinvestment Plan and upon the exercise of stock options.

General Results of Operations

Net income for the year ended December 31, 2004, was $765,000, an increase of $362,000 from the prior year's amount of $403,000. The increase was the result of several components including an increase in net interest income related to growth and an increase in interest rate spread. Also contributing to the increase was a decrease in the provision for loan losses and increase in noninterest income, offset by an increase in noninterest expense.

Interest Income

Total interest income increased to $9.9 million for the year ended December 31, 2004, from $9.0 million for the year ended December 31, 2003. This increase was primarily the result of an increase in the average yield on interest earning assets to 5.4% during the year ended December 31, 2004, from 5.3% for the year ended December 31, 2003.

Interest on loans increased $1.2 million to $8.7 million for the year ended December 31, 2004, from $7.5 million for the year ended December 31, 2003. The average balance of loans between years increased as a result of portfolio originations. There was a decrease in the average yield on loans to 5.7% for the year ended December 31, 2004, from 6.1% for the year ended December 31, 2003.

Interest earned on securities decreased $211,000 to $1.1 million for the year ended December 31, 2004, from $1.3 million for the year ended December 31, 2003. The decrease was primarily the result of a reduction in the average yield on investments to 4.4% for the year ended December 31, 2004, compared to 4.9% for the year ended December 31, 2003, plus a decrease in the average balance on investments.

Interest on federal funds sold and interest-bearing deposits decreased $146,000 to $13,000 for the year ended December 31, 2004, from $159,000 for the year ended December 31, 2003. This decrease was primarily attributable to a decrease in average yield to 0.4% for the year ended December 31, 2004, from 0.8% for the year ended December 31, 2003, in addition to a decrease in the average balance of federal funds sold and interest-bearing deposits.

Interest Expense

Total interest expense for the year ended December 31, 2004, was $4.2 million compared to $4.0 million for the year ended December 31, 2003. Interest expense on borrowings increased substantially as a result of increased overnight borrowings plus the issuance of Trust Preferred securities. On the other hand, interest expense on deposits for the year ended December 31, 2004, was $3.0 million compared to $3.1 million for the year ended December 31, 2003. This decrease was primarily the result of a decrease in the average rate paid on deposits to 1.9%, from 2.1% for the year ended December 31, 2003. The average balance of deposits increased between fiscal 2004 and fiscal 2003.

Net Interest Income

Net interest income for the year ended December 31, 2004, increased approximately $700,000, to $5.7 million from $5.0 million for the previous year. This increase was primarily attributable to an increase in the net interest spread to 3.1% from 2.9% in the prior period.

Provision for Loan Losses

The provision for loan losses is a function of the evaluation of the allowance for loan losses. Management increased the Company's total allowance for loan loss by a provision of approximately $700,000 during the year ended December 31, 2004, compared to $1.1 million during the year ended December 31, 2003. The Company's allowance for loan losses is based on management's evaluation of losses inherent in the loan portfolio and considers, among other factors, prior years' loss experience, economic conditions, distribution of portfolio loans by risk class and the estimated value of underlying collateral.

The Bank segregates its loan portfolio into problem and non-problem loans. The Bank then determines the allowance for loan losses based on specific review of all problem loans by internal loan review committees. This detailed analysis primarily determines the allowance on problem loans by specific evaluation of collateral fair value. The allowance for non-problem loans considers historical losses and other relevant factors. The allowances are reviewed throughout the year to consider changes in the loan portfolio and classification of loans which results in a self-correcting mechanism.

Noninterest Income

Noninterest income for the year ended December 31, 2004, totaled $2.9 million as compared to $2.3 million for the year ended December 31, 2003. The increase was substantially the result of increases in deposit-related fee income associated with the implementation of an Overdraft Privilege Program.

Noninterest Expense

Noninterest expense for the year ended December 31, 2004, totaled $6.9 million, compared to $5.8 million for the year ended December 31, 2003. Salaries and employee benefits increased $248,000 for the year ended December 31, 2004, when compared to the prior year. The increase was partially the result of an increase in incentive pay when compared to the prior year and general increases in salaries and insurance. Office building and equipment expense for the year ended December 31, 2004, increased when compared to the prior year primarily as the result of the addition of the new Pelham location. Expenses related to real estate owned increased to $552,000 for the year ended December 31, 2004, compared to $187,000 recorded in the prior year. These costs were in a large part associated with completion of construction loan properties. Such properties are now under lease with a purchase option.

Income Taxes

Federal and state income tax increased $239,000, to $225,000 in the year ended December 31, 2004, from a benefit of $14,000 for the year ended December 31, 2003. The increase was primarily the result of the increased taxable net income for the year ended December 31, 2004, as compared to the year ended December 31, 2003. The net income before tax for the year ended December 31, 2004, was $990,000, but the taxable net income was reduced by BOLI tax-free income of $359,000 and other items.

COMPARISON OF FINANCIAL CONDITION AS OF DECEMBER 31, 2003 AND 2002, AND RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Changes in Financial Condition

During the third quarter ended September 30, 2003, the Bank acquired deposits and loans from a branch in Centreville, Alabama, from First Federal of the South. Approximately $8.3 million in deposits were assumed at a premium of 3%, or $250,000. Total loans of approximately $5.6 million were purchased and approximately $2.5 million in cash was received. The purchased branch was merged into the Bank's existing Centreville branch enabling the Bank to maximize utilization of the existing Centreville branch.

Cash and cash equivalents decreased $17.8 million, or 70.1%, to $7.6 million at December 31, 2003, compared to $25.4 million at December 31, 2002. The decrease in cash and cash equivalents was primarily the result of an increase in portfolio loan originations.

Securities available-for-sale increased slightly to $29.4 million at December 31, 2003. The increase was the result of securities purchases of $13.6 million, offset by maturities and calls totaling $7.3 million and sales of $6.0 million. There was also a slight decrease in fair value.

Loans receivable, net, at December 31, 2003, were $136.1 million, an increase of $31.8 million, or 30.5%, from $104.3 million at December 31, 2002. The increase in loans receivable, net, was substantially due to the increased portfolio originations in connection with a new treasury-based, adjustable-rate commercial mortgage program. The increase is also attributable to $5.6 million in loans acquired in connection with the branch purchase discussed above.

The Company's consolidated allowance for loan losses increased to $1.4 million at December 31, 2003, from $1.1 million at December 31, 2002. This increase of $300,000 was primarily due to a provision of $1.1 million, less charge-offs over recoveries of $800,000, to maintain the allowance at a level believed appropriate to cover losses inherent in the portfolio. Nonperforming loans, which represents nonaccruing loans, at December 31, 2003, decreased to $289,000, or 0.2% of loans receivable, from $419,000, or 0.4% of loans receivable at December 31, 2002.

Land, building, and equipment, net, increased $643,000, or 15.1%, to $4.9 million at December 31, 2003. The increase is primarily the result of construction in process on a new and expanded Pelham branch location. The new building is needed as a result of growth at that location. The current Pelham facility is under lease which expires in May 2004.

Real estate owned was $4.2 million at December 31, 2003, an increase of $2.3 million from December 31, 2002, as a result of foreclosures, net of dispositions. The increase is primarily the result of three commercial foreclosures of one borrower, totaling approximately $2.5 million, during the fourth quarter of 2003. Real estate owned is recorded at the lower of cost or the fair value less estimated cost to dispose.

The Company owns Bank Owned Life Insurance ("BOLI") on certain key officers. The life insurance policies can be used to provide funding for liabilities associated with certain existing employee benefits. Income of $368,000 earned on the policies offset, to some extent, benefit expenses. Increases of $368,000 in the cash surrender value of the policies are recorded as a component of noninterest income.

Total deposits increased $11.2 million to $151.1 million at December 31, 2003, compared to $139.9 million at December 31, 2002. This increase was substantially the result of the purchase of a branch in Centreville, Alabama, with total deposits of $8.3. The remaining growth was primarily in the Bank's deposit transaction accounts.

Borrowings increased $5.8 million to $23.8 million at December 31, 2003. The increase was substantially the result of overnight borrowings to fund loan demand.

Stockholders' equity decreased $256,000 to $18.6 million at December 31, 2003. The net decrease in equity during the year ended December 31, 2003, was primarily attributable to dividends declared of $800,000, or $.35 per share, partially offset by earnings of $403,000 and stock totaling $262,000 issued under the Dividend Reinvestment Plan and upon the exercise of stock options.

General Results of Operations

Net income for the year ended December 31, 2003, was $403,000, an increase of $202,000 from the prior year's amount of $201,000. The increase was substantially the result of a decrease in the provision for loan losses, offset by a decrease in net interest income primarily related to a decrease in the interest rate spread.

Interest Income

Total interest income decreased to $9.0 million for the year ended December 31, 2003, from $10.7 million for the year ended December 31, 2002. This decrease was primarily the result of a decrease in the average yield on interest earning assets to 5.3% during the year ended December 31, 2003, from 6.4% for the year ended December 31, 2002.

Interest on loans decreased $956,000 to $7.5 million for the year ended December 31, 2003, from $8.4 million for the year ended December 31, 2002. There was a decrease in the average yield on loans to 6.1% for the year ended December 31, 2003, from 7.9% for the year ended December 31, 2002. The average balance of loans between years increased as a result of portfolio originations.

Interest earned on securities decreased $543,000 to $1.4 million for the year ended December 31, 2003, from $1.9 million for the year ended December 31, 2002. The decrease was primarily the result of a reduction in the average yield on investments to 4.9% for the year ended December 31, 2003, compared to 5.8% for the year ended December 31, 2002 plus a decrease in the average balance on investments.

Interest on federal funds sold and interest-bearing deposits decreased $161,000 to $159,000 for the year ended December 31, 2003, from $320,000 for the year ended December 2002. This decrease was primarily attributable to a decrease in average yield to 0.8% for the year ended December 31, 2003, from 1.2% for the year ended December 31, 2002, in addition to a decrease in the average balance of federal funds sold and interest-bearing deposits. The Company has decreased the high amount of cash and cash equivalents during 2003 through increased loan originations.

Interest Expense

Total interest expense for the year ended December 31, 2003, was $4.0 million compared to $4.9 million for the year ended December 31, 2002. Interest expense on deposits for the year ended December 31, 2003, was $3.1 million compared to $4.0 million for the year ended December 31, 2002. This decrease was primarily the result of a decrease in the average rate paid on deposits to 2.1%, from 2.8% for the year ended December 31, 2002. The average balance of deposits increased between fiscal 2003 and fiscal 2002. Interest expense on borrowings increased as a result of the interest on a line of credit which had an average balance outstanding during fiscal 2003 of $1.0 million, compared to $500,000 in fiscal 2002.

Net Interest Income

Net interest income for the year ended December 31, 2003, decreased approximately $800,000, to $5.0 million from $5.8 million for the previous year. This decrease was primarily the result of a decrease in the net interest spread to 2.9% from 3.3% in the prior period.

Provision for Loan Losses

The provision for loan losses is a function of the evaluation of the allowance for loan losses. Management increased the Company's total allowance for loan loss by a provision of $1.1 million during the year ended December 31, 2003 compared to $2.0 million during the year ended December 31, 2002. The Company's allowance for loan losses is based on management's evaluation of losses inherent in the loan portfolio and considers, among other factors, prior years' loss experience, economic conditions, distribution of portfolio loans by risk class and the estimated value of underlying collateral.

The Bank segregates its loan portfolio into problem and non-problem loans. The Bank then determines the allowance for loan losses based on specific review of all problem loans by internal loan review committees. This detailed analysis primarily determines the allowance on problem loans by specific evaluation or collateral fair value. The allowance for non-problem loans considers historical losses and other relevant factors. The allowance are reviewed throughout the year to consider changes in the loan portfolio and classification of loans which results in a self-correcting mechanism.

During 2002, the Company's primary subsidiary financial institution, a federal savings bank, was merged with and into a separate subsidiary with a commercial state bank charter. In connection with the merger, the State Superintendent required that First Financial change certain methodologies previously used to evaluate loan losses, which resulted in additional loan loss provisions in order to maintain the allowance at a level believed appropriate to absorb losses inherent in the portfolio. Also, loan charge-offs were recorded which resulted in additional loan loss provisions. The Company continually evaluates its credit risk and makes provisions for loan losses as deemed appropriate in the period incurred.

Noninterest Income

Noninterest income for the year ended December 31, 2003, totaled $2.3 million as compared to $2.2 million for the year ended December 31, 2002. The increase was primarily the result of increases in fee income and fees from loans sold in the secondary market. There was also a slight increase in income due to increases in cash surrender value changes on BOLI.

Noninterest Expense

Noninterest expense for the year ended December 31, 2003, totaled $5.8 million, compared to $5.9 million for the year ended December 31, 2002. Salaries and employee benefits increased $169,000 for the year ended December 31, 2003, when compared to the prior year. The increase was substantially the result of an increase in incentive pay when compared to the prior year. During 2002, the Company recorded a nonrecurring pension expense of $238,000, related to the payment of a pension obligation. In accordance with FASB No. 88, a Settlement resulted in an accelerated expense charge caused by the extremely low interest rates and pension plan performance being less than estimated. Office building and equipment expense for the year ended December 31, 2003, increased slightly when compared to the prior year primarily as the result of the addition of the new Hueytown location. Data processing expense for the year ended December 31, 2003, decreased slightly when compared to the prior year, substantially as a result of efficiencies in data processing resulting from the merger of the subsidiary financial institutions. The decrease in other operating expenses resulted from merger-related expenses of approximately $185,000 recorded in fiscal 2002.

Income Taxes

Federal and state income tax benefits decreased $87,000, to a benefit of $14,000 in the year ended December 31, 2003, from a benefit of $101,000 for the year ended December 31, 2002. The decrease in the benefit was primarily the result of the increased taxable net income for the year ended December 31, 2003, as compared to the year ended December 31, 2002. The net income before tax for the year ended December 31, 2003, was $389,000, but the taxable net income was reduced by BOLI tax-free income of $368,000 and other items, which resulted in the recording of a tax benefit.

Forward-Looking Statements

This report, including Management's Discussion and Analysis, includes certain forward-looking statements addressing, among other things, the Company's prospects for earnings, asset growth and net interest margin. Forward-looking statements are accompanied by, and identified with, such terms as "anticipates," "believes," "expects," "intends," and similar phrases. Management's expectations for the Company's future necessarily involve a number of assumptions and estimates. Factors that could cause actual results to differ from the expectations expressed herein are: substantial changes in interest rates, changes in the general economy, and changes in the Company's strategies for credit-risk management, interest-rate risk management and investment activities. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized.

ITEM 7. FINANCIAL STATEMENTS:

The reports of independent registered public accounting firm and consolidated financial statements are included herein (beginning on page A-1).

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE:

None.

ITEM 8A. CONTROLS AND PROCEDURES:

The Company carried out an evaluation under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2004, pursuant to Exchange Act Rule 13a-15(b). Based upon that evaluation, the Company's Chief Executive Officer and the Company's Chief Financial Officer concluded that the Company's disclosure controls and procedures, as designed and implemented, are effective in alerting them in a timely manner to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

In addition, the company reviewed its internal controls. There has been no change in the Company's internal control over financial reporting during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect the Company's internal control over financial reporting.

Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed by the Company under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to the Company's management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Disclosure controls include internal controls that are designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported.

Any control system, no matter how well conceived and operated, can provide only reasonable assurance that its objectives are achieved. The design of a control system inherently has limitations, including the controls' cost relative to their benefits. Additionally, controls can be circumvented. No cost-effective control system can provide absolute assurance that all control issues and instances of fraud, will be detected.

Effective as of December 31, 2005, the company will become subject to Section 404 of The Sarbanes-Oxley Act of 2002. Section 404 requires management to assess and report on the effectiveness of the Company's internal controls over financial reporting. Additionally, it requires the Company's independent registered public accounting firm to report on management's assessment as well as report on its own assessment of the effectiveness of the Company's internal controls over financial reporting. Management is currently establishing policies and procedures to assess and report on internal controls, and will retain an outside firm to assist it in determining the effectiveness of the Company's internal controls over financial reporting.

ITEM 8B. OTHER INFORMATION:

Not applicable.

PART III

ITEM 9. DIRECTORS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT:

The information contained under the section captioned "Proposal I--Election of Directors" in the Company's definitive proxy statement for the Company's annual meeting of stockholders (the "Proxy Statement") is incorporated herein by reference.

Information regarding Forms 3, 4 or 5 filers is incorporated by reference to the section in the Proxy Statements entitled "Section 16(a) Beneficial Ownership Reporting Compliance."

The Company has adopted a Code of Ethics that applies to all employees, including without exception, the principal executive officer, principal financial officer, principal accounting officer and/or controller, or persons performing similar functions.

The Company has adopted a Nominating and Corporate Governance Committee Charter.

The Company has adopted an Audit Committee Charter which was amended in December, 2004.

The Code of Ethics, Audit Committee Charter and Nominating and Corporate Governance Committee Charter are not currently available on the Company's website. The Code of Ethics was included as an exhibit to the Company's annual Report on Form 10-KSB for the year ended December 31, 2003. The Audit Committee Charter, as amended, is attached as Appendix A to the Company's definitive proxy statement in connection with the 2005 Annual Meeting. The Nominating and Corporate Governance Committee Charter was attached as Appendix B to the Company's definitive proxy statement dated March 22, 2004.

ITEM 10. EXECUTIVE COMPENSATION:

The information contained in the sections in the Proxy Statement captioned "Proposal I--Election of Directors --Executive Compensation and Other Benefits" and "--Directors' Compensation" in the Proxy Statement is incorporated herein by reference.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS:

(a) Equity Compensation Plans -

Information required by this item is incorporated herein by reference to the section in the Proxy Statement captioned "Equity Compensation Plans".

(b) Security Ownership of Certain Beneficial Owners -

Information required by this item is incorporated herein by reference to the section in the Proxy Statement captioned "Security Ownership of Certain Beneficial Owners and Management."

(c) Security Ownership of Management -

Information required by this item is incorporated herein by reference to the sections in the Proxy Statement captioned "Proposal I--Election of Directors" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

(d) Changes in Control -

Management of the Company is not aware of any arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS:

The information required by this item is incorporated herein by reference to the section captioned "Proposal I--Election of Directors -- Transactions with Management" in the Proxy Statement.

ITEM 13. EXHIBITS:

Exhibits-The following is a list of exhibits filed as part of this Annual Report on Form 10-KSB and is also the Oxhibit Index:

3.1 Certificate of Incorporation of FirstFed Bancorp, Inc. (A)
3.2 Bylaws of FirstFed Bancorp.Inc. (A)
4.0 Stock Certificate of FirstFed Bancorp, Inc. (A)
10.01 First Federal Savings Bank Outside Directors' Recognition and Retention Plan and Trust Agreement (C)
10.02 First Federal Savings Bank Recognition and Retention Plan and Trust Agreement "B" (C)
10.03 FirstFed Bancorp, Inc. 1991 Incentive Stock Option Plan (C)
10.04 FirstFed Bancorp, Inc. 1991 Stock Option Plan for Outside Directors as amended (C)
10.05 Form of Indemnification Agreement (B)
10.06 FirstFed Bancorp, Inc. Deferred Compensation Plan, as amended (E)
10.07 FirstFed Bancorp, Inc. Incentive Compensation Plan, as amended (D)
10.08 Employment Agreement dated January 1, 1996 by and between FirstFed Bancorp, Inc. and B. K. Goodwin, III, as amended (D)
10.09 Employment Agreement dated January 1, 1996 by and between First Financial Bank (formerly First Federal Savings Bank) and B. K. Goodwin, III, as amended (D)
10.10 Employment Agreement dated January 1, 1996 by and between FirstFed Bancorp, Inc., First Financial Bank (formerly First Federal Savings Bank) and Lynn J. Joyce, as amended (D)
10.11 FirstFed Bancorp, Inc. 1995 Stock Option and Incentive Plan, as amended (D)
10.12 FirstFed Bancorp, Inc. 2001 Stock Incentive Plan (F)
10.13 Placement Agreement dated as of June 7, 2004, among FirstFed Statutory Trust I, FirstFed Bancorp, Inc. and the placement agents. (H)
10.14 Indenture dated as of June 8, 2004, between FirstFed Bancorp, Inc. and Wilmington Trust Company (H)
11.0 Statement of Computation of Earnings Per Share
14.0 FirstFed Bancorp, Inc. Code of Ethics (G)
21.0 Subsidiaries of the Registrant (filed herewith)
23.0 Consent of Independent Registered Public Accounting Firm (filed herewith)
31.1 Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)
31.2 Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
32.1 Section 1350 Certifications
A. Incorporated herein by reference into this document from the Exhibits to the Form S-1 Registration Statement, filed on July 3, 1991.
B. Incorporated herein by reference into this document from the Annual Report on Form 10-K for the year ended March 31, 1993.

C. Incorporated herein by reference into this document from the Annual Report on Form 10-K for the year ended March 31, 1994.

D. Incorporated herein by reference into this document from the Annual Report on Form 10-KSB for the year ended March 31, 1998.

E. Incorporated herein by reference into this document from the Annual Report on Form 10-KSB for nine months ended December 31, 1998.

F. Incorporated herein by reference into this document from the Annual Report on Form 10-KSB for the year ended December 31, 2000.

G. Incorporated herein by reference into this document from the Exhibits to the Annual Report on Form 10-KSB for the year ended December 31, 2003.

H. Incorporated herein by reference into this document from the Exhibits to the Current Report on Form 8-K dated June 8, 2004.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES:

The information required by this item is incorporated herein by reference to the sections captured "Independent Auditors" in the Proxy Statement.

SIGNATURES

In accordance with Section 13 or 15 (d) of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRSTFED BANCORP, INC.

Date: March 18, 2005

/s/ B. K. Goodwin, III
B. K. Goodwin, III
Chairman of the Board, Chief Executive Officer and President

In accordance with the Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ B. K. Goodwin, III B. K. Goodwin, III	Chairman of the Board, Chief Executive Officer and President	Date: March 18, 2005
/s/ Lynn J. Joyce Lynn J. Joyce	Chief Financial Officer, Executive Vice President, Secretary and Treasurer	Date: March 18, 2005
/s/ Fred T. Blair Fred T. Blair	Director	Date: March 18, 2005
/s/ James B. Koikos James B. Koikos	Director	Date: March 18, 2005
/s/ E. H. Moore, Jr. E. H. Moore, Jr.	Director	Date: March 18, 2005
/s/ James E. Mulkin James E. Mulkin	Director	Date: March 18, 2005
/s/ G. Larry Russell G. Larry Russell	Director	Date: March 18, 2005

EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State of Incorporation	Percentage Ownership
First State Corp.	Alabama	100%
Subsidiary of First State Corp.:		
First Financial Bank	Alabama	100%

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
FirstFed Bancorp, Inc.

We consent to the incorporation by reference in the registration statements (Nos. 333-40559 on Form S-3 and 33-51662, 33-58260, 33-81798, 333-09065, 333-61165 and 333-62018 on Form S-8) of FirstFed Bancorp, Inc. of our report dated March 10, 2005 with respect to the consolidated statement of financial condition of FirstFed Bancorp, Inc. as of December 31, 2004, 2003 and 2002 and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for the years then ended, which report appears in the December 31, 2004, annual report on Form 10-KSB of FirstFed Bancorp, Inc.

/s/ KPMG LLP
KPMG LLP

Birmingham, Alabama
March 15, 2005

Exhibit 31.1

CERTIFICATIONS

I, B. K. Goodwin, III, certify that:

1. I have reviewed this annual report on Form 10-KSB of FirstFed Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: March 18, 2005

By: \s\ B. K. Goodwin, III
Chairman of the Board, Chief Executive Officer and President

Exhibit 31.2

CERTIFICATIONS

I, Lynn J. Joyce, certify that:

1. I have reviewed this annual report on Form 10-KSB of FirstFed Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: March 18, 2005

By: \s\ Lynn J. Joyce
Chief Financial Officer, Executive Vice President,
Secretary and Treasurer

EXHIBIT 32.1

SECTION 1350 CERTIFICATIONS

In connection with the Annual Report on Form 10-KSB for the period ended December 31, 2004 (the "Report") of FirstFed Bancorp, Inc. (the "Company"), as filed with the Securities and Exchange Commission on the date hereof, the undersigned, Chief Executive Officer and Chief Financial Officer of the Company, hereby each certify that to the best of our knowledge:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods covered in the Report.

\s\ B. K. Goodwin, III
B. K. Goodwin, III, Chief Executive Officer

March 18, 2005
Date

\s\ Lynn J. Joyce
Lynn J. Joyce, Chief Financial Officer

March 18, 2005
Date

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request. The information furnished herein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
FirstFed Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of FirstFed Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related statements of income, stockholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FirstFed Bancorp, Inc. and subsidiaries as of December 31, 2004 and 2003 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Birmingham, Alabama
March 10, 2005

FIRSTFED BANCORP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2004 and 2003

(Dollar amounts in thousands, except share amounts)

	2004	2003
ASSETS		
Cash and cash equivalents:		
Cash on hand and in banks	$ 3,125	$ 2,952
Interest-bearing deposits in other banks	1,489	4,440
Federal funds sold	176	229
	4,790	7,621
Securities available-for-sale	22,941	29,395
Loans held for sale	739	1,033
Loans receivable, net of allowance for loan losses of $1,684 and $1,397, respectively	161,841	136,099
Land, buildings and equipment, net	7,377	4,908
Bank owned life insurance	6,368	6,009
Real estate owned	986	4,216
Accrued interest receivable	1,134	1,095
Goodwill and other intangibles	1,167	1,216
Other assets	7,100	2,619
	$ 214,443	$ 194,211
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits	$ 157,545	$ 151,109
Borrowings	31,494	23,780
Subordinated debentures	6,000	-
Accrued interest payable	238	217
Dividend payable	168	166
Other liabilities	580	387
	196,025	175,659
Stockholders' equity:		
Preferred stock, $.01 par value, 1,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $.01 par value, 10,000,000 shares authorized, 3,230,955 issued and 2,401,007 outstanding at December 31, 2004 and 3,205,485 issued and 2,375,537 outstanding at December 31, 2003	32	32
Paid-in capital	8,590	8,426
Retained earnings	15,976	16,047
Deferred compensation obligation	2,114	1,969
Deferred compensation treasury stock (240,036 shares at December 31, 2004 and 221,283 shares at December 31, 2003)	(2,114)	(1,969)
Treasury stock, at cost (829,948 shares at December 31, 2004 and 2003)	(6,088)	(6,088)
Unearned compensation	(328)	(416)
Accumulated other comprehensive income, net	236	551
	18,418	18,552
	$ 214,443	$ 194,211

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTFED BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2004 and 2003
(Dollar amounts in thousands, except share amounts)

	2004	2003
INTEREST INCOME		
Interest and fees on loans	$ 8,688	$ 7,473
Interest and dividends on securities		
Taxable	1,139	1,350
Tax exempt	11	23
Other interest income	13	159
Total interest income	9,851	9,005
INTEREST EXPENSE		
Interest on deposits	2,957	3,137
Interest on borrowings	1,233	900
Total interest expense	4,190	4,037
Net interest income	5,661	4,968
Provision for loan losses	684	1,141
Net interest income after provision for loan losses	4,977	3,827
NONINTEREST INCOME		
Service and other charges on deposit accounts	2,253	1,457
Gain on sale of investments	7	299
Bank owned life insurance	359	368
Other income	293	215
Total noninterest income	2,912	2,339
NONINTEREST EXPENSE		
Salaries and employee benefits	3,400	3,152
Office building and equipment expense	889	805
Data processing expense	433	421
Other operating expense	2,177	1,399
Total noninterest expense	6,899	5,777
Income before income taxes	990	389
Provision (benefit) for income taxes	225	(14)
NET INCOME	$ 765	$ 403
AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC	2,361,694	2,314,055
BASIC EARNINGS PER SHARE	$ .32	$ .17
AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED	2,385,184	2,355,219
DILUTED EARNINGS PER SHARE	$ .32	$ .17
DIVIDENDS DECLARED PER SHARE	$ .35	$ .35

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTFED BANCORP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
For the Years Ended December 31, 2004 and 2003

(Dollar amounts in thousands, except share amounts)

	Common Stock	Paid-In Capital	Retained Earnings	Deferred Compen-sation Obligation	Deferred Compen-sation Treasury Stock	Treasury Stock	Unearned Compen-sation	Accumulated Other Compre-hensive Income	Compre-hensive Income
ALANCE, December 31, 2002	$ 32	$ 8,159	$ 16,467	$ 1,876	$ (1,876)	$ (6,088)	$ (518)	$ 756	
Net income	-	-	403	-	-	-	-	-	$ 403
Change in unrealized fair value of securities available-for-sale, net of tax of ($123)	-	-	-	-	-	-	-	(205)	(205)
Comprehensive income	-	-	-	-	-	-	-	-	$ 198
Amortization of unearned compensation	-	-	-	-	-	-	132	-	
Awards under stock plans	-	30	-	-	-	-	(30)	-	
Exercise of stock options	-	146	-	-	-	-	-	-	
Dividends declared ($.35 per share)	-	-	(823)	-	-	-	-	-	
Change in stock value of Employee Stock Ownership Plan	-	(25)	-	-	-	-	-	-	
Purchase of Deferred Compensation TreasuryStock	-	-	-	116	(116)	-	-	-	
Distribution of Deferred Compensation Treasury Stock	-	-	-	(23)	23	-	-	-	
Stock issued under Dividend Reinvestment Plan	-	116	-	-	-	-	-	-	
ALANCE, December 31, 2003	$ 32	$ 8,426	$ 16,047	$ 1,969	$ (1,969)	$ (6,088)	$ (416)	$ 551	
Net income	-	-	765	-	-	-	-	-	$ 765
Change in unrealized fair value of securities available-for-sale, net of tax of ($169)	-	-	-	-	-	-	-	(315)	(315)
Comprehensive income	-	-	-	-	-	-	-	-	$ 450
Amortization of unearned compensation	-	-	-	-	-	-	114	-	
Awards under stock plans	-	26	-	-	-	-	(26)	-	
Exercise of stock options	-	26	-	-	-	-	-	-	
Dividends declared ($.35 per share)	-	-	(836)	-	-	-	-	-	
Change in stock value of Employee Stock Ownership Plan	-	(23)	-	-	-	-	-	-	
Purchase of Deferred Compensation TreasuryStock	-	-	-	159	(159)	-	-	-	
Distribution of Deferred Compensation Treasury Stock	-	-	-	(14)	14	-	-	-	
Stock issued under Dividend Reinvestment Plan	-	135	-	-	-	-	-	-	
ALANCE, December 31, 2004	$ 32	$ 8,590	$ 15,976	$ 2,114	$ (2,114)	$ (6,088)	$ (328)	$ 236	

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTFED BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004 and 2003
(Dollar amounts in thousands)

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 765	$ 403
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation, amortization and accretion	607	501
Provision (credit) for deferred income taxes	(108)	(179)
Provision for loan losses	684	1,141
Loan fees (cost) deferred, net	197	230
Gain on sale of investments	(7)	(299)
Gain on sale of fixed assets	(8)	-
Loss on sale of real estate, net	142	70
Origination of loans held for sale	(11,558)	(19,656)
Proceeds from the sale of loans held for sale	11,852	20,852
Provision for deferred compensation	159	116
Increase in surrender value of Bank Owned Life Insurance	(359)	(368)
Decrease (increase) in operating assets, net of effects of purchase of branch in 2003:		
Accrued interest receivable	(39)	247
Other assets	(775)	(473)
Increase (decrease) in operating liabilities, net of effects of purchase of branch in 2003:		
Accrued interest payable	21	(15)
Other liabilities	301	(44)
Net cash provided by operating activities	1,874	2,526
CASH FLOWS FROM INVESTING ACTIVITIES:		
Cash acquired in purchase of branch, net	-	2,458
Proceeds from maturities, calls and repayments of securities available-for-sale	8,968	7,269
Proceeds from sale of securities available-for-sale	3,000	6,048
Purchase of securities available-for-sale	(6,317)	(13,229)
Proceeds from sale of real estate and repossessed assets	1,601	1,618
Net loan originations	(24,186)	(31,514)
Loans purchased	(3,500)	-
Capital expenditures	(3,590)	(963)
Net cash used in investing activities	(24,024)	(28,313)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in deposits, net	6,436	2,878
Repayment of borrowings	(106,395)	(5,250)
Proceeds from borrowings	114,109	11,025
Proceeds from issuance of trust preferred securities	6,000	-
Proceeds from exercise of stock options	26	146
Proceeds from dividend reinvestment	135	116
Cash dividends paid	(833)	(823)
Purchase of treasury stock for Deferred Compensation Plan	(159)	(116)
Net cash provided by financing activities	19,319	7,976
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,831)	(17,811)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	7,621	25,432
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 4,790	$ 7,621

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTFED BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

1. SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

Organization and Basis of Presentation

FirstFed Bancorp, Inc. (the "Company") is the holding company and sole shareholder of First State Corporation ("FSC"). FSC is the sole shareholder of First Financial Bank (the "Bank"). There are no material assets in FSC except for the investment in the Bank. The accompanying consolidated financial statements include the accounts of the Company, the Bank and FSC. All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations

The Bank, through eight branch offices located in Alabama, is engaged in a full range of banking services. Those services consist of providing various deposit opportunities to customers and originating 1-4 family mortgage loans, commercial real estate loans, commercial and installment loans. These services are provided in portions of the Birmingham metropolitan areas and counties surrounding its south and west borders.

Pervasiveness of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The primary estimate herein is the allowance for loan losses.

Securities

The Company classifies securities as either available-for-sale or held-to-maturity based on management's intent at the time of purchase and the Company's ability to hold such securities to maturity.

Securities designated as available-for-sale are carried at fair value. The unrealized difference between amortized cost and fair value of securities available-for-sale is excluded from earnings and is reported net of deferred taxes as a component of stockholders' equity in accumulated other comprehensive income. This caption includes securities that management intends to use as part of its asset/liability management strategy or that may be sold in response to changes in interest rates, changes in prepayment risk, liquidity needs, or for other purposes. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method.

Restricted stock consists primarily of Federal Home Loan Bank ("FHLB") stock, a required stock holding, and is carried at cost, as there is no readily available market for these shares and management believes fair value approximates cost.

Premiums and discounts are recognized in interest income using a method that approximates the effective interest method.

Loans Held for Sale

Loans held for sale are recorded at the lower of amortized cost or fair value, as such loans are not intended to be held to maturity. As of December 31, 2004 and 2003, loans held for sale consisted of mortgage loans that have been committed for sale to third-party investors.

Loans Receivable

Loans receivable are stated at unpaid principal balances, net of the allowance for loan losses and deferred loan origination fees and costs. Interest is credited to income based upon the recorded investment.

The accrual of interest on loans is discontinued when a loan becomes 90 days past due and, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed against current income unless the collateral for the loan is sufficient to cover the unpaid principal and accrued interest. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Interest income recognized on nonaccrual loans outstanding at December 31, 2004 and 2003, would have increased by approximately $11,000 and $15,000, respectively, had interest income been recorded under the original terms of the loan. Interest income on non-performing loans included in interest income for the year ended December 31, 2004 and 2003, was approximately $14,000 and $8,000, respectively.

Allowance for Loan Losses

The allowance for loan losses is maintained at levels which management considers adequate to absorb losses currently in the loan portfolio at each reporting date. Management's estimation of this amount includes a review of all loans for which full collectibility is not reasonably assured and considers, among other factors, prior years' loss experience, economic conditions, distribution of portfolio loans by risk class, the estimated value of underlying collateral, and the balance of any impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans). Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimations; however, the allowance is reviewed periodically and as adjustments become necessary they are reported in earnings in the periods in which they become known. Specific allowances for impaired loans are based on comparisons of the carrying values of the loans to the present value of the loans' estimated cash flows at each loan's original effective interest rate, the fair value of the collateral, or the loans' observable market prices. The Company had $332,000 and $289,000 of loans designated as impaired at December 31, 2004 and 2003, respectively. The average investment in impaired loans for the years ended December 31, 2004 and 2003 was $413,000 and $794,000, respectively.

Loan Origination Fees and Related Costs

Nonrefundable fees associated with loan originations, net of direct costs associated with originating loans, are deferred and amortized over the contractual lives of the loans or the repricing period for certain loans using the level yield method. Such amortization is reflected in "Interest and fees on loans" in the accompanying Consolidated Statements of Income.

Loan commitment fees are recognized in income upon expiration of the commitment period, unless the commitment results in the loan being funded.

Goodwill

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141,*Business Combinations,* which requires that the purchase method of accounting be used for all business combinations after June 30, 2001, and SFAS 142, *Goodwill and Other Intangible Assets*, which changed the accounting for goodwill from an amortization method to an impairment-only approach. Upon adoption of SFAS 142 on January 1, 2002, the Company ceased amortizing goodwill. Based on the initial goodwill impairment test completed on January 1, 2002, as required by SFAS 142, no goodwill impairment was indicated. In addition, the goodwill impairment testing completed during the years ended December 31, 2004 and 2003, indicated there was no goodwill impairment. Therefore, the Company had no changes in the carrying amount of goodwill from December 31, 2003 to December 31, 2004.

Long-Lived Assets

Land is stated at cost. Buildings and equipment are stated at cost less accumulated depreciation. Depreciation is provided at straight-line rates over the estimated service lives of the related property (15-50 years for buildings and improvements and 3-10 years for furniture and equipment). Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and improvements are capitalized and written off through depreciation and amortization charges. Equipment retired or sold is removed from the asset and related accumulated depreciation accounts, and any profit or loss resulting therefrom is reflected in "other operating expense" in the accompanying Consolidated Statements of Income.

The Company continually evaluates whether events and circumstances have occurred that indicate that such long-lived assets have been impaired. Measurement of any impairment of such long-lived assets is based on those assets' fair values and is recognized through a charge to the income statement. There were no significant impairment losses recorded during either period reported herein.

Mortgage Servicing Rights

The Company from time to time sells its originated loans into the secondary market. During 2002, the Company sold approximately $10 million of mortgage loans to Federal National Mortgage Association ("FNMA"). For FNMA sales, mortgage servicing rights ("MSRs") are capitalized based on relative fair values of the mortgages and MSRs when the mortgages are sold and the servicing is retained.

For the valuation of MSRs, management obtains external information, evaluates overall portfolio characteristics and monitors economic conditions to arrive at appropriate prepayment speeds and other assumptions. Impairment is recognized for the amount by which MSRs exceed their fair value. The Company amortizes MSRs over the estimated lives of the underlying loans in proportion to the resultant servicing income stream.

Derivatives

The Bank uses derivatives to hedge interest rate exposures by mitigating the interest rate risk of mortgage loans held for sale and mortgage loans in process. The Bank regularly enters into derivative financial instruments in the form of forward contracts, as part of its normal asset/liability management strategies. The Bank's obligations under forward contracts consist of "best effort" commitments to deliver mortgage loans originated in the secondary market at a future date. Interest rate lock commitments related to loans that are originated for later sale are classified as derivatives. In the normal course of business, the Bank regularly extends these rate lock commitments to customers during the loan origination process. The fair values of the Bank's forward contracts and rate lock commitments to customers as of December 31, 2004 and 2003, were not material.

Comprehensive Income

Comprehensive income is the total of net income and unrealized gains and losses on securities available-for-sale, net of income taxes. Comprehensive income is displayed in the accompanying Consolidated Statements of Stockholders' Equity. There were sales and calls of securities available-for-sale during the years ended December 31, 2004 and 2003; however, the net realized gains/losses were not material.

Statements of Cash Flows

For purposes of presenting the Consolidated Statements of Cash Flows, the Company considers cash on hand and in banks, interest-bearing deposits in other banks and federal funds sold to be cash and cash equivalents.

	2004	2003
SUPPLEMENTAL CASH FLOW INFORMATION:	(In thousands)	
Cash paid during the period for-		
Income taxes	$ 250	$ 271
Interest	4,169	4,052
Non-cash transactions-		
Transfers of loans receivable to real estate owned	1,268	4,552
Noncash compensation under stock plans	26	30
Noncash distribution of Deferred Compensation Stock	(14)	(23)
Transfer of real estate owned to other assets	3,498	-
Acquisition of loans in branch purchase	-	5,600
Acquisition of deposits in branch purchase	-	8,300

Earnings Per Share

Basic earnings per share (EPS) is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock are exercised or converted into common stock. A reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation is as follows:

	Year Ended December 31, 2004			Year Ended December 31, 2003		
	Basic	Dilutive Effect of Options Issued	Diluted	Basic	Dilutive Effect of Options Issued	Diluted
Net income	$ 765,000	-	$ 765,000	$ 403,000	-	$ 403,000
Shares available to common stockholders	2,361,694	23,490	2,385,184	2,314,055	41,164	2,355,219
Earnings Per Share	$ 0.32	-	$ 0.32	$ 0.17	-	$ 0.17

Options to purchase 160,934 and 33,094 shares of common stock at prices in excess of the average market price were outstanding at December 31, 2004 and 2003, respectively, but not included in the computation of diluted EPS. There were 26,359 and 35,145 shares of common stock held by the Employee Stock Ownership Plan and unallocated at December 31, 2004 and 2003, respectively. These shares are outstanding but not included in the computation of earnings per share.

Stock-Based Compensation

In accordance with the provisions of SFAS No. 123R, *Accounting for Stock-Based Compensation*, the Company has elected to continue to apply APB Opinion 25 and related Interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost for options granted at market value. If the Company had elected to recognize compensation cost for options granted during the years ended December 31, 2004 and 2003, based on the fair value of the options granted at the grant date as required by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands except share amounts):

	2004	2003
Net income - as reported	$ 765	$ 403
Stock-based compensation expense, net of tax	(88)	(96)
Net income - pro forma	$ 677	$ 307
Earnings per share - as reported - basic	.32	.17
Earnings per share - pro forma - basic	.29	.13
Earnings per share - as reported - diluted	.32	.17
Earnings per share - pro forma - diluted	.28	.13

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2004	2003
Expected dividend yield	4.25%	4.17%
Expected stock price volatility	31%	31%
Risk-free interest rate	3.63%	3.20%
Expected life of options	5 years	5 years

Recent Accounting Pronouncements

At the November 2003 meeting of FASB's Emerging Issues Task Form ("EITF"), the EITF reached consensus on EITF Issue 03-1, "*The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.*" The consensus requires new disclosure requirements for holders of debt or marketable equity securities that are accounted for under SFAS 115, "*Accounting for Certain Investment in Debt and Equity Securities.*" The new disclosure requirements relate to temporarily impaired investments and are effective for fiscal years ending after December 15, 2003. The requirements apply only to annual financial statements and comparative disclosures for prior periods are not required. The guidance also dictates when impairment is deemed to exist, provides guidance on determining if impairment is other than temporary, and directs how to calculate impairment loss. The Company adopted the EITF's recommendations on December 31, 2003, and has provided additional disclosures regarding any possible other-than-temporary impaired investments. Adoption of these recommendations did not have a material impact on the Company's financial position or results of operations.

In September 2004, the EITF issued EITF 03-1-1, "*Effective Date of Paragraphs 10-20 of EITF Issue 03-1, 'The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments'*", which delays the effective date of those paragraphs to be concurrent with the final issuance of EITF 03-1-a, " *Implementation Guidance for the Application of Paragraph 16 of EITF 03-1, 'The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments'*." EIFT 03-1-a is currently being debated by the FASB in regards to final guidance and effective date with a comment period that ended October 29, 2004. EITF 03-1, as issued, was originally effective for periods beginning after June 15, 2004. The Company anticipates that the adoption of EITF 03-1-1 or EITF 03-1-a will not have a material impact on the Company's financial position or results of operations.

In December 2004, the FASB issued SFAS 123-R, "*Share-Based Payment*", which establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and EITF 96-18, "*Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.*" SFAS 123-R is effective for public entities that file as small business issuers in 2006.

In December 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 03-3, " *Accounting for Certain Loans or Debt Securities Acquired in a Transfer.*" SOP 03-3 requires loans acquired through a transfer, such as a business combination, where there are differences in expected cash flows and contractual cash flows due to part to credit quality be recognized at their fair value. The yield that may be accreted is limited to the excess of the investor's estimate of undiscounted expected principal, interest and other cash flows over the investor's initial investment in the loan. The excess of contractual cash flows over expected cash flows is not to be recognized as an adjustment of yield, loss accrual or valuation allowance. Valuation allowances can not be created nor "carried over" in the initial accounting for loans acquired in a transfer of loans with evidence of deterioration of credit quality since origination. However, valuation allowances for non-impaired loans acquired in a business combination can be carried over. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004, with early adoption encouraged. The Company does not believe the adoption of SOP 03-3 will have a material impact on the Company's financial position or results of operations.

In December 2003, the FASB issued FASB Interpretation ("FIN") 46-R, "*Consolidation of Variable Interest Entities-Revised.*" FIN46-R revises FIN 46, *Consolidation of Variable Interest Entities*" which is an interpretation of Account-ing Research Bulletin 51, "*Consolidated Financial Statements.*" FIN 46-R provides guidance regarding the consolidation of special purpose entities, and removed uncertainty over whether FIN 46 required consolidation or deconsolidation of special purpose entities that issue trust preferred securities. FIN 46-R clarified that even those entities that issue trust preferred securities with call options must be deconsolidated. FIN 46-R is effective for financial statements for periods ending after December 15, 2003, with no requirement for restatement of previous periods. The Company adopted FIN 46-R on December 31, 2004. Adoption of this Interpretation did not have a material impact on the Company's financial position or results of operations.

Branch Purchase

During September 30, 2003, the Bank purchased all loans and assumed all deposits of a branch in Centreville, Alabama from First Federal of the South. Approximately $8.3 million in deposits were assumed at a premium of 3%, or $250,000. Total loans of approximately $5.6 million were purchased and approximately $2.5 million in cash was received. This transaction enabled the Bank to expand and further utilize the existing Centreville branch.

2. SECURITIES AVAILABLE-FOR-SALE:

The amortized cost, approximate fair value and gross unrealized gains and losses of the Bank's securities as of December 31, 2004 and 2003, were as follows:

	SECURITIES AVAILABLE-FOR-SALE							
	2004				2003			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Loss)	Fair Value	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Loss)	Fair Value
	(In thousands)							
U. S. Government Agency securities	$ 6,534	$ -	$ (103)	$ 6,431	$ 11,990	$ 40	$ (9)	$ 12,021
Corporate Bonds	14,815	462	(17)	15,260	15,014	821	(31)	15,804
Obligations of states and political subdivisions	200	7	-	207	200	12	-	212
Mortgage-backed securities	1,023	20	-	1,043	1,330	29	(1)	1,358
	$ 22,572	$ 489	$ (120)	$ 22,941	$ 28,534	$ 902	$ (41)	$ 29,395

There were no securities held-to-maturity for the years ended December 31, 2004 and 2003.

The amortized cost and estimated fair value of debt securities available-for-sale at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available-for-Sale	
	Amortized Cost	Fair Value
	(In thousands)	
Due in one year or less	$ 4,268	$ 4,333
Due after one year through five years	15,559	15,635
Due after five years through ten years	-	-
Due after ten years	1,722	1,930
	21,549	21,898
Mortgage-backed securities	1,023	1,043
	$ 22,572	$ 22,941

Securities available-for-sale totaling $6,431,000 and $7,507,000 were pledged as collateral against certain public deposits at December 31, 2004 and 2003, respectively. Deposits associated with pledged securities had an aggregate balance of $6,047,000 and $6,387,000 at December 31, 2004 and 2003, respectively.

Proceeds from sales of available-for-sale securities were $3.0 million and $6.0 million in 2004 and 2003, respectively. Gross gains of $7,000 and $299,000 were realized on those sales in 2004 and 2003, respectively. There were no gross losses realized in 2004 or 2003.

The following table shows the combined investments' gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004.

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
			(In thousands)			
U.S. Government Agency securities	$ 5,446	$ 88	$ 985	$ 15	$ 6,431	$ 103
Corporate Bonds	3,112	17	-	-	3,112	17
Total	$ 8,558	$ 105	$ 985	$ 15	$ 9,543	$ 120

At December 31, 2004, the Company had twelve individual investment positions that were in an unrealized loss position or impaired for the time frames indicated above. All of these investment positions' impairments are deemed not to be other-than-temporary impairments. The majority of the positions have experienced volatility in their market prices as a result of current market conditions, with no credit concerns related to the entities that issued the positions.

3. LOANS RECEIVABLE:

Loans receivable at December 31, 2004 and 2003, consisted of the following:

	2004	2003
	(In thousands)	
Mortgage loans:		
One-to-four family residential	$ 52,085	$ 53,468
Commercial real estate	56,986	41,854
Construction	39,731	27,277
Other	122	101
Commercial loans	7,907	7,485
Consumer loans	6,988	7,563
	163,819	137,748
Less --		
Allowance for loan losses	1,684	1,397
Net deferred loan fees	294	252
	$ 161,841	$ 136,099

Substantially all of the Bank's customers are located in the trade areas of Jefferson, Shelby and Bibb Counties in Alabama. Although the Bank has established underwriting standards, including a collateral policy that stipulates thresholds for loan to collateral values, the ability of its borrowers to meet their obligations is dependent upon local economic conditions.

In the ordinary course of business, the Bank makes loans to officers, directors, employees and other related parties. These loans are made on substantially the same terms as those prevailing for comparable transactions with others. Such loans do not involve more than normal risk of collectibility nor do they present other unfavorable features. The amounts of such related party loans at December 31, 2004 and 2003, were $3,010,000 and $2,997,000, respectively. During the year ended December 31, 2004, new loans totaled $3,409,000, repayments were $3,305,000 and loans to parties who are no longer related totaled $91,000.

An analysis of the allowance for loan losses is detailed below.

	For the Year Ended December 31, 2004	2003
	(In thousands)	
Balance, beginning of period	$ 1,397	$ 1,059
Provision	684	1,141
Charge-offs	(470)	(882)
Recoveries	73	79
Balance, end of period	$ 1,684	$ 1,397

4. MORTGAGE SERVICING RIGHTS:

Loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balance of mortgage loans serviced were $3,699,000 and $5,408,000 at December 31, 2004 and 2003, respectively. The loans are subserviced by a third party.

The balance of capitalized servicing rights included in "other assets" in the Consolidated Statements of Financial Condition at December 31, 2004 and 2003, was $60,000 and $75,000, respectively. The servicing rights are recorded at cost which approximates fair value. The following summarizes mortgage servicing rights.

	2004	2003
	(In thousands)	
Beginning balance	$ 75	$ 102
Amortization	(15)	(27)
Ending balance	$ 60	$ 75

5. LAND, BUILDINGS AND EQUIPMENT:

Land, buildings and equipment at December 31, 2004 and 2003, are summarized as follows:

	2004	2003
	(In thousands)	
Land	$ 3,465	$ 1,656
Buildings and improvements	4,333	3,644
Furniture and equipment	2,550	2,314
	10,348	7,614
Less: Accumulated depreciation	2,971	2,706
	$ 7,377	$ 4,908

6. REAL ESTATE OWNED:

Real estate owned was $986,000 and $4,216,000 at December 31, 2004 and 2003, respectively. Real estate owned includes real estate acquired through foreclosure or deed taken in lieu of foreclosure. These amounts are recorded at the lower of the loan balance prior to foreclosure, plus certain costs incurred for improvements to the property ("cost") or fair value less estimated costs to sell the property. Any write-down from the cost to fair value required at the time of foreclosure is charged to the allowance for loan losses. Subsequent write-downs and gains or losses recognized on the sale of these properties are included in noninterest income or expense.

7. GOODWILL AND OTHER INTANGIBLE ASSETS:

Total goodwill at December 31, 2004 and 2003, was $983,000. The core deposit intangible asset was $184,000 and $233,000 at December 31, 2004 and 2003, respectively. Amortization expense was $49,000 and $17,000 for 2004 and 2003, respectively. Estimated amortization expense related to core deposit intangible assets for the next five years is as follows: $50,000 in 2005, $50,000 in 2006, $50,000 in 2007, and $34,000 in 2008.

8. DEPOSITS:

Deposits at December 31, 2004 and 2003, were as follows:

	2004	2003
	(In thousands)	
Transaction accounts	$ 36,384	$ 35,844
Savings accounts	26,872	25,519
Savings certificates	94,289	89,746
	$ 157,545	$ 151,109

The aggregate amount of jumbo savings certificates with a minimum denomination of $100,000 was $25,256,000 and $19,711,000 at December 31, 2004 and 2003, respectively.

At December 31, 2004 and 2003, the scheduled maturities of savings certificates were as follows:

	2004	2003
	(In thousands)	
Within one year	$ 60,657	$ 44,115
One to three years	21,609	32,642
Three to five years	12,023	12,989
	$ 94,289	$ 89,746

Interest on deposits for the year ended December 31, 2004 and 2003, consisted of the following:

	2004	2003
	(In thousands)	
Transaction accounts	$ 45	$ 46
Savings accounts	134	155
Savings certificates	2,778	2,936
	$ 2,957	$ 3,137

9. BORROWINGS:

The Company has long-term Federal Home Loan Bank ("FHLB") advances of $17,000,000 at December 31, 2004 and 2003. The advance is at a fixed rate of 5.20% and has a maturity date of January 12, 2011. On January 12, 2006, the FHLB has the option to convert the whole advance to a 3-month floating London Interbank Offered Rate ("LIBOR"), at which time the Bank may terminate the advance. The Bank has a blanket lien on its one-to-four family first mortgage loans pledged as collateral to the FHLB.

The Company has a $2,500,000 line of credit with an outstanding balance of $0 and $1,080,000 at December 31, 2004 and 2003, respectively. The line of credit is at LIBOR plus 2.80% and has a maturity date of February 20, 2006. A portion of the stock of the Bank is pledged as collateral.

The following presents information concerning short-term borrowings with the FHLB at December 31, 2004 and 2003. Such short-term borrowings are issued on normal banking terms.

	2004	2003
	(In thousands)	
Other short-term borrowings:		
Balance	$14,494	$ 5,700
Daily weighted-average rate during year	1.59%	1.19%
Weighted-average rate at year end	2.44%	1.15%

10. SUBORDINATED DEBENTURES:

On June 8, 2004, the Company established FirstFed Statutory Trust I ("Trust"), a wholly-owned statutory business trust. The Company is the sole sponsor of the Trust and acquired the Trust's common securities for $186,000. The Trust was created for the exclusive purpose of issuing 30-year capital trust securities ("Trust Preferred Securities") in the aggregate amount of $6,000,000 and using proceeds to purchase junior subordinated debentures ("Subordinated Debentures") issued by the Company. The assets of the Trust consist primarily of the Subordinated Debentures. The Company has applied FASB Interpretation No. 46 (FIN 46) and Revised Amendment to FIN 46 (FIN 46-R). Accordingly, in the accompanying Consolidated Statements of Financial Condition, the Company's $186,000 investment in the Trust is included in other assets and the $6,000,000 obligation of the Company is included in subordinated debt.

The Trust Preferred Securities bear a floating interest rate based on a spread over 3-month LIBOR which is set each quarter and matures on June 17, 2034. Distributions are payable quarterly. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the Subordinated Debentures at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. The Company guarantees the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by the Trust.

The Subordinated Debentures are unsecured, bear an interest rate based on a spread over a 3 month LIBOR (equal to the spread paid by the Trust on the Trust Preferred Securities) which is set each quarter and matures on June 17, 2034. Interest is payable quarterly. The Company may defer the payment of interest at any time for a period not exceeding 20 consecutive quarters provided that deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and the Company's ability to pay dividends on the common shares will be restricted.

11. INCENTIVE COMPENSATION AND EMPLOYEE BENEFITS:

Defined Benefit Pension Plan

First Financial has a noncontributory defined benefit pension plan available to all eligible employees. The plan provides benefits based on final average earnings, covered compensation, and years of benefit service. The measurement date is December 31. The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated financial statements at, or during, the years ended December 31, 2004 and 2003:

	2004	2003
Change in benefit obligation:	(In thousands)	
Benefit obligation at beginning of year	$ 2,207	$ 2,250
Service cost	177	156
Interest cost	125	118
Actuarial gain	(46)	(75)
Benefits and expenses paid	(291)	(242)
Benefit obligation at end of year	2,172	2,207
Change in plan assets:		
Fair value of plan assets at beginning of year	1,887	1,535
Actual gain on plan assets	105	252
Employer contribution	295	342
Benefits and expenses paid	(291)	(242)
Fair value of plan assets at end of year	1,996	1,887
Funded status of plan:		
Funded status of plan	(175)	(320)
Unrecognized actuarial loss	650	723
Unrecognized net transition asset	-	(1)
Net asset recognized - prepaid pension cost	$ 475	$ 402

The accumulated benefit obligation for the defined benefit pension plan was $1.5 million and $1.6 as of December 31, 2004 and 2003, respectively.

Net periodic pension cost for 2004 and 2003 includes the following components:

Service cost	$ 177	$ 156
Interest cost	125	118
Expected return on plan assets	(103)	(80)
Amortization of transitional asset	(1)	(2)
Recognized actuarial loss	23	17
Net periodic benefit cost	$ 221	$ 209

Assumptions used to determine the net periodic pension cost for the years ended December 31, 2004 and 2003 (the measurement date), include the following:

	2004	2003
Weighted average discount rate	6.25%	6.75%
Weighted average expected return on plan assets	5.00%	5.00%
Rate of annual compensation increase	5.00%	5.00%

Assumptions used to determine the benefit obligations at December 31, 2004 and 2003 (the measurement date), include the following:

	2004	2003
Weighted average discount rate	6.00%	6.25%
Rate of annual compensation increase	5.00%	5.00%

The expected long-term rate of return for the pension plan's total assets is based on historical returns of the target allocation categories. The pension plan's long-term rate of return would meet or exceed the 8.0% expected long-term rate of return.

The Company's pension plan weighted-average asset allocations and target allocations at December 31, 2004 and 2003, by asset category, are as follows:

	Plan Assets at December 31,	
	2004	2003
Asset Category:		
Equity Securities	30%	26%
Debt Securities	49%	44%
Cash equivalents	21%	30%
Total	100%	100%

	Target Allocation at December 31,	
	2004	2003
Asset Category:		
Equity Securities	10-50%	10-50%
Debt Securities	20-95%	20-95%
Cash equivalents	10-30%	10-30%
Total	100%	100%

The investment strategy for the pension plan assets is to seek high current income and some capital appreciation while accepting a low to moderate level of risk. Management meets periodically to review the strategy of the plan and to review the performance of the plan assets and trustee.

Generally, the Company contributes the maximum amount deductible based on current income tax laws. The Company expects to contribute $299,038 to the pension plan is 2005.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2005	$0
2006	164,258
2007	187,174
2008	186,080
2009	153,809
Years 2010-2014	1,098,120

Employee Stock Ownership Plan

The Company maintains an Employee Stock Ownership Plan ("ESOP") for eligible employees. In December 1997, the ESOP purchased 87,862 shares from treasury with the proceeds from a $950,000 note from the Company. The note is secured by the common stock owned by the ESOP. Principal payments under the note are due in equal and annual installments through December 2007; interest is payable at a rate of prime + 1%. The compensation expense related to the ESOP for the years ended December 31, 2004 and 2003, was approximately $72,000 and $69,000, respectively. Unearned compensation related to the ESOP was approximately $285,000 and $381,000 at December 31, 2004 and 2003, respectively, and is shown as a reduction of stockholders' equity in the accompanying Consolidated Statements of Financial Condition.

Deferred Compensation Plan

The Company maintains a Deferred Compensation Plan pursuant to which directors, officers and select employees may annually elect to defer the receipt of Board fees and up to 25% of their salary, as applicable. Associated with the Deferred Compensation Plan is a separate grantor trust to which all fee and salary deferrals may be contributed. The trust assets will be used to pay benefits to participants, but are subject to the claims of general creditors of the Company until distributed from the trust. Subject to the guidelines under the Deferred Compensation Plan, each participant may elect (i) the time and manner under which his or her Plan benefit will be paid, and (ii) the measure of the deemed investment return on his or her deferred compensation account. Such return may be based in whole or in part on either the rate of return on the Company's common stock or First Financial's highest yielding one-year certificate of deposit. A participant who elects the Company's common stock rate of return will be distributed shares of the Company's common stock when his or her plan benefit is paid. Vested benefits become payable at the election of a participant as made one year prior to distribution. If a participant dies prior to collecting his or her entire vested benefit under the Deferred Compensation Plan, the value of such vested but unpaid benefit will be paid to the director's designated beneficiary or estate. The total amount deferred for the years ended December 31, 2004 and 2003, was approximately $61,000 and $34,000, respectively. In accordance with Emerging Issues Task Force No. 97-14, the Company shares owned by the trust are recorded as treasury stock and the amount owed to participants is recorded in the stockholders' equity section of the accompanying Consolidated Statements of Financial Condition. The trust owned 240,036 and 221,283 shares of the Company's common stock as of December 31, 2004 and 2003, respectively. These shares are considered in the calculation of EPS.

Stock Option and Incentive Plans

Options to purchase common stock of the Company have been granted under various incentive plans to directors, officer, and other key employees. All plans provide for the grant of options at an exercise price equal to the fair market value of the underlying stock on the date of grant. Options become exercisable on a basis as determined by the Stock Option Committee. In 2004, all options were exercisable at the date of grant. In 2003, 67,500 options became exercisable in December 2004 and all other options were exercisable at the date of grant. Options under all plans expire no later than 10 years from date of grant. An analysis of stock options for the years ended December 31, 2004 and 2003, follows:

	2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	333,510	$ 7.57	247,055	$ 6.81
Granted	23,245	7.53	155,670	8.34
Exercised	(4,485)	5.72	(25,590)	5.73
Forfeited	(12,311)	8.39	(43,625)	6.84
Outstanding at end of year	339,959	7.55	333,510	7.57
Exercisable at end of year	339,959	7.55	266,010	7.48
Weighted average fair value of options granted	$ 1.41		$ 1.67	

There were 80,041and 97,595 shares available for future grants at December 31, 2004 and 2003, respectively. The following table summarizes information about these stock options at December 31, 2004:

Range of Exercise Prices	Number Outstanding at December 31, 2004	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$5.25 - $7.75	143,726	5.76 years	$6.26
$7.89 - $11.00	194,659	7.56 years	$8.48
$12.50	1,574	3.50 years	$12.50
	339,959		

Some plans allow for the grant of restricted stock awards. The restricted stock awards are considered unearned compensation at the time of the award and compensation is earned and recorded over the vesting period. There were 3,484 and 3,734 shares of restricted stock awarded during the periods ended December 31, 2004 and 2003, repsectively. The compensation expense related to the restricted stock awards for the years ended December 31, 2004 and 2003, was approximately $19,300 and $35,000, respectively. At December 31, 2004 and 2003, unearned compensation related to restricted stock awards was approximately $42,600 and $35,000, respectively, and is shown as a reduction to stockholders' equity in the accompanying Consolidated Statements of Financial Condition.

12. INCOME TAXES:

The provision (credit) for income taxes for the years ended December 31, 2004 and 2003, was as follows:

	2004	2003
	(In thousands)	
Current:		
Federal	$ 295	$ 140
State	38	25
	333	165
Deferred:		
Federal	(95)	(174)
State	(13)	(5)
	(108)	(179)
Totals	$ 225	$ (14)

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income taxes for the years ended December 31, 2004 and 2003, were as follows:

	2004	2003
	(In thousands)	
Pre-tax income at statutory rates	$ 337	$ 132
Add (deduct):		
State taxes	17	-
Tax exempt income	(126)	(133)
Employee stock ownership plan expense	(12)	(14)
Other, net	9	1
Totals	$ 225	$ (14)

The components of the net deferred tax asset as of December 31, 2004 and 2003, were as follows:

	2004	2003
	(In thousands)	
Deferred tax asset:		
Retirement and other benefit plans	$ 335	$ 393
Allowance for loan losses	640	530
Other	86	38
	1,061	961
Deferred tax liability:		
Deferred loan fees	(79)	(71)
FHLB stock dividend	(203)	(203)
Unrealized gain on securities available-for-sale	(133)	(302)
Depreciation	(225)	(214)
Other	(28)	(55)
	(668)	(845)
Net deferred tax asset	$ 393	$ 116

13. COMMITMENTS AND CONTINGENCIES:

Loan Commitments

The Bank's policy as to collateral and assumption of credit risk for loan commitments are essentially the same as those for extensions of credit to its customers. At December 31, 2004, the Bank's loan commitments outstanding to originate and fund single-family mortgage loans, construction loans, commercial loans, home equity loans and lines of credit totaled $23.4 million to be held in the Bank's loan portfolio. These commitments expire or mature as follows: $5.7 million within 90 days, $2.9 in 91-180 days, $9.1 million in 181 days to one year, $0.5 million in one to three years, and $5.2 million in five to ten years.

Leases

First Financial had a lease agreement for a building in which a branch office is located. Rental expense under this lease was $13,000 and $31,000 for the years ended December 31, 2004 and 2003, respectively. The lease agreement expired May 31, 2004. There are no future minimum lease payments.

Employment Agreements

The Company and the Bank have employment agreements with two executive officers which provide for salary continuation for the remaining term of the contract and insurance benefits for a six-month period in the event of a change in control of the Company or the death of the officer. These contracts currently expire on December 31, 2007, and the maximum aggregate liability to the Company at December 31, 2004, is approximately $1.0 million.

Litigation

The Company and the Bank are parties to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial statements.

14. STOCKHOLDERS' EQUITY:

Banking laws and other regulations limit the amount of dividends a bank subsidiary may pay without prior regulatory approval. At December 31, 2004, no dividend payments could be paid without such prior approval.

The Company maintains a Dividend Reinvestment and Stock Purchase Plan. Under this Plan, participating stockholders may elect to reinvest dividends into additional shares of the Company's common stock. In addition, monthly optional cash payments, not less than $50 and up to $2,000 per month, may be made into the Plan by participating stockholders to purchase shares of the Company's common stock. There were 500,000 shares of common stock reserved for participants of the Plan. At December 31, 2004 and 2003, 113,826 shares and 96,325 shares, respectively, had been purchased for participants under the Plan. The costs associated with this Plan were immaterial during the years ended December 31, 2004 and 2003.

15. FAIR VALUES OF FINANCIAL INSTRUMENTS:

The Company's fair values of financial instruments as presented in accordance with the requirements of SFAS No. 107 and their related carrying amounts at December 31, 2004 and 2003, are as follows:

	2004		2003	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)			
FINANCIAL ASSETS:				
Cash on hand and in banks	$ 3,125	$ 3,125	$ 2,952	$ 2,952
Interest-bearing deposits in other banks	1,489	1,489	4,440	4,440
Federal funds sold	176	176	229	229
Securities available-for-sale	22,941	22,941	29,395	29,395
Loans held for sale	739	739	1,033	1,033
Loans receivable, net	161,841	163,898	136,099	137,323
Accrued interest receivable	1,134	1,134	1,095	1,095
FINANCIAL LIABILITIES:				
Deposits	$ 157,545	$ 158,945	$ 151,109	$ 155,365
Borrowings	31,494	32,737	23,780	24,485
Subordinated debentures	6,000	6,000	-	-
Accrued interest payable	238	238	217	217

In cases where quoted market prices are not available, fair values have been estimated using present value or other valuation techniques. These methods are highly sensitive to the assumptions used, such as those concerning appropriate discount rates and estimates of future cash flows. In that regard, estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current settlement of the underlying financial instruments, and they are not intended to represent a measure of the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating the fair values provided above:

Cash on Hand and in Banks, Interest-Bearing Deposits in Other Banks, and Federal Funds Sold

The carrying value of highly liquid instruments, such as cash on hand, interest-bearing deposits in financial institutions and federal funds sold, are considered to approximate their fair values.

Securities Available-for-Sale

Substantially all of the Company's securities have a readily determinable fair value. Fair values for these securities are based on quoted market prices, where available. If not available, fair values are based on market prices of comparable instruments. The carrying amount of accrued interest on securities approximates fair value.

Loans Held for Sale

All of the Company's loans held for sale are to be sold to third-party investors and have a readily determinable fair value.

Loans Receivable, Net

For loans with rates that are repriced in coordination with movements in market rates and with no significant change in credit risk, fair value estimates are based on carrying values. The fair values for other types of loans are estimated by discounting future cash flows using current rates at which loans with similar terms would be made to borrowers of similar credit ratings. The carrying amount of accrued interest on loans approximates fair value.

Deposits

The fair value of deposit liabilities with no stated maturity are disclosed as the amount payable on demand at the reporting date (i.e., at their carrying amount). The fair values of fixed maturity deposits are estimated using a discounted cash flow calculation that applies rates currently offered for time deposits of similar remaining maturities.

The economic value attributable to the long-term relationship with depositors who provide low-cost funds to the Company is considered to be a separate intangible asset and is excluded from the presentation above. The carrying amount of accrued interest on deposits approximates fair value.

Borrowings

The fair value of FHLB advances are estimated using a discounted cash flow calculation that applies the rate currently offered for borrowings of similar terms and remaining maturity. The carrying amount of accrued interest on FHLB advances approximates fair value.

The fair value of the amount outstanding under the variable rate line of credit and accrued interest approximates their fair value.

Subordinated Debentures

The amount of subordinated debentures outstanding are at a variable rate and approximate fair value.

Off-Balance Sheet Instruments

Off-balance sheet financial instruments include commitments to extend credit and standby letters of credit to be held in the Bank's loan portfolio. The fair value of such instruments is negligible since the arrangements are at current rates, are for short periods, and have no significant credit exposure.

16. OTHER OPERATING EXPENSE:

The principal components of other operating expense for the years ended December 31, 2004 and 2003, were as follows:

	2004	2003
	(In thousands)	
Legal and professional	$ 182	$ 141
Supplies and printing	104	100
Insurance and bonds	118	117
Advertising	105	87
Real estate owned expense	552	187
Data processing and ATM expense	632	544
Other expense	484	223
	$ 2,177	$ 1,399

17. PARENT COMPANY FINANCIAL STATEMENTS:

Separate condensed financial statements of the Company as of and for the years ended December 31, 2004 and 2003, are presented below:

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003
(In thousands)

	2004	2003
ASSETS:		
Interest-bearing deposits	$ 1,682	$ 140
Investment in subsidiaries	20,070	17,361
Bank owned life insurance	1,692	1,592
Other assets	1,296	799
	$ 24,740	$ 19,892
LIABILITIES:		
Borrowings	$ -	$ 1,080
Subordinated debentures	6,000	-
Dividend payable	168	166
Other liabilities	154	94
	6,322	1,340
STOCKHOLDERS' EQUITY:		
Preferred stock	-	-
Common stock	32	32
Paid-in-capital	8,590	8,426
Retained earnings	15,976	16,047
Deferred compensation obligation	2,114	1,969
Deferred compensation treasury stock	(2,114)	(1,969)
Treasury stock	(6,088)	(6,088)
Unearned compensation	(328)	(416)
Accumulated other comprehensive income, net	236	551
	18,418	18,552
	$ 24,740	$ 19,892

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands)

	2004	2003
Income from subsidiaries:		
Interest	$ 21	$ 25
Other income	113	101
Interest expense	(176)	-
Operating expense	(310)	(573)
Loss before income taxes and equity in undistributed current year subsidiaries' earnings	(352)	(447)
Income tax benefit	165	201
Loss before equity in undistributed current year subsidiaries' earnings	(187)	(246)
Equity in undistributed current year subsidiaries' earnings	952	649
Net income	$ 765	$ 403

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands)

	2004	2003
Operating Activities:		
Net income	$ 765	$ 403
Distribution in excess of equity in current year earnings of subsidiaries	(952)	(649)
	(187)	(246)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Amortization of unearned compensation	114	132
Increase in cash surrender value of Bank Owned Life Insurance	(100)	(102)
Provision for deferred compensation	159	116
Other, net	(488)	700
Net cash provided by (used in) operating activities	(315)	846
Investing Activities:		
Capital contribution to subsidiary	2,000	-
Net cash used in investing activities	(2,000)	-
Financing Activities:		
Proceeds from exercise of stock options	26	146
Proceeds from dividend reinvestment	135	116
Dividends paid	(833)	(823)
Purchase of treasury stock for Deferred Compensation Plan	(159)	(116)
Proceeds from issuance of subordinated debentures	6,000	-
Proceeds from borrowings	1,950	825
Repayment of borrowings	(3,075)	(750)
Net cash provided by (used in) financing activities	4,044	(602)
Increase (decrease) in cash and cash equivalents	1,542	(2)
Cash and cash equivalents at beginning of year	140	142
Cash and cash equivalents at end of year	$ 1,682	$ 140

18. SEGMENT DISCLOSURE:

The Company considers the holding company a separate reportable segment from the banking operations since it does not offer products or services or interact with customers, but does meet the quantitative threshold as outlined in the SFAS No.131.

The Company's segment disclosure is as follows for the years ended December 31, 2004 and 2003:

	2004			
	Banking Operations	Holding Company	Eliminations	Total Company
	(In thousands)			
Net interest income	$ 5,816	$ (155)	$ -	$ 5,661
Provision for loan losses	684	-	-	684
Noninterest income	2,799	113	-	2,912
Noninterest expense	6,589	310	-	6,899
Income (loss) before income taxes	1,342	(352)	-	990
Income tax expense (benefit)	390	(165)	-	225
Net income (loss)	$ 952	$ (187)	$ -	$ 765
Total assets	$211,732	$ 24,740	$ (22,029)	$214,443
Capital expenditures	$ 3,590	$ -	$ -	$ 3,590
Goodwill	$ 983	$ -	$ -	$ 983

	2003			
	Banking Operations	Holding Company	Eliminations	Total Company
	(In thousands)			
Net interest income	$ 4,943	$ 25	$ -	$ 4,968
Provision for loan losses	1,141	-	-	1,141
Noninterest income	2,238	101	-	2,339
Noninterest expense	5,204	573	-	5,777
Income before income taxes	836	(447)	-	389
Income tax expense (benefit)	187	(201)	-	(14)
Net income	$ 649	$ (246)	$ -	$ 403
Total assets	$192,195	$ 19,892	$ (17,876)	$194,211
Capital expenditures	$ 963	$ -	$ -	$ 963
Goodwill	$ 983	$ -	$ -	$ 983

Depreciation expense is not disclosed separately by segment, since this is not considered a significant component of the profitability of a financial institution.

19. REGULATORY MATTERS:

The Bank is subject to various regulatory capital requirements administered by the federal and state banking agencies. The quantitative measures to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, set forth in the table below, of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), of Tier 1 capital (as defined) to average assets (as defined), and Tangible capital to average assets. Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Management believes, as of December 31, 2004 and 2003, that the Bank meets all capital adequacy requirements to which they are subject.

As of December 31, 2004 and 2003, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institutions' category.

Actual capital amounts in addition to required amounts and amounts needed to be well capitalized for Tier 1, Total, Tier 1 Leverage, and Tangible ratios for the Company and the Bank, as applicable, are as follows:

	December 31, 2004 (Dollar amounts in thousands)					
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Rate	Amount	Rate	Amount	Rate
Tier 1 Risk-Based Capital						
Consolidated	$ 22,957	12.6%	N/A	N/A	N/A	N/A
First Financial Bank	18,598	10.4%	$ 7,188	4.0%	$ 10,782	6.0%
Total Risk-Based Capital						
Consolidated	$ 24,641	13.5%	N/A	N/A	N/A	N/A
First Financial Bank	20,282	11.3%	$ 14,377	8.0%	$ 17,971	10.0%
Tier 1 Leverage						
Consolidated	$ 22,957	10.9%	N/A	N/A	N/A	N/A
First Financial Bank	18,598	8.8%	$ 8,416	4.0%	$ 10,521	5.0%

	December 31, 2003 (Dollar amounts in thousands)					
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Rate	Amount	Rate	Amount	Rate
Tier 1 Risk-Based Capital						
Consolidated	$ 16,820	11.5%	N/A	N/A	N/A	N/A
First Financial Bank	15,509	10.8%	$ 5,761	4.0%	$ 8,642	6.0%
Total Risk-Based Capital						
Consolidated	$ 18,057	12.3%	N/A	N/A	N/A	N/A
First Financial Bank	16,906	11.7%	$ 11,523	8.0%	$ 14,404	10.0%
Tier 1 Leverage						
Consolidated	$ 16,820	9.0%	N/A	N/A	N/A	N/A
First Financial Bank	15,509	8.3%	$ 7,506	4.0%	$ 9,382	5.0%

FIRSTFED BANCORP, INC.

P.O. Box 340 1630 4th Avenue North Bessemer, Alabama 35021-0340 205/428-8472

March 23, 2005

Dear Stockholder:

We invite you to attend the Annual Meeting of Stockholders (the "Meeting") of FirstFed Bancorp, Inc. (the "Company") to be held at the Bright Star Restaurant located at 304 19th Street North, Bessemer, Alabama, on Tuesday, April 26, 2005, at 4:30 p.m., local time.

The attached Notice of Meeting and Proxy Statement describe the formal business to be transacted at the Meeting. During the Meeting, we will also report on the Company's operations for fiscal 2004. Directors and officers of the Company, as well as representatives of the Company's independent auditors, will be present to respond to any questions the stockholders may have.

ON BEHALF OF THE BOARD OF DIRECTORS, WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE EVEN IF YOU CURRENTLY PLAN TO ATTEND THE MEETING. Your vote is important, regardless of the number of shares you own. This will not prevent you from voting in person but will assure that your vote is counted if you are unable to attend the Meeting.

Sincerely,



B. K. Goodwin, III
Chairman of the Board, Chief Executive
Officer and President

FIRSTFED BANCORP, INC.
1630 Fourth Avenue North
Bessemer, Alabama 35020
(205) 428-8472

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on April 26, 2005

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders (the "Meeting") of FirstFed Bancorp, Inc. (the "Company") will be held at the Bright Star Restaurant located at 304 19th Street North, Bessemer, Alabama, on Tuesday, April 26, 2005, at 4:30 p.m., local time.

A Proxy Card and a Proxy Statement for the Meeting are enclosed.

The Meeting is for the purpose of considering and acting upon the following matters:

(i) The election of two directors of the Company for terms of three years; and

(ii) The transaction of such other matters as may properly come before the Meeting or any adjournments thereof.

The Board of Directors is not aware of any other business to come before the Meeting.

Any action may be taken on the foregoing proposals at the Meeting on the date specified above or on any date or dates to which, by original or later adjournment, the Meeting may be adjourned. Stockholders of record at the close of business on March 10, 2005, are the stockholders entitled to vote at the Meeting and any adjournments thereof.

You are requested to fill in and sign the enclosed form of proxy which is solicited by the Board of Directors and to mail it promptly in the enclosed envelope. The proxy will not be used if you attend and vote at the Meeting in person.

BY ORDER OF THE BOARD OF DIRECTORS



Lynn J. Joyce
Secretary

Bessemer, Alabama
March 23, 2005

IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE THE COMPANY THE EXPENSE OF FURTHER REQUESTS FOR PROXIES IN ORDER TO ENSURE A QUORUM. A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

PROXY STATEMENT

OF

FIRSTFED BANCORP, INC.

1630 Fourth Avenue North
Bessemer, Alabama 35020

ANNUAL MEETING OF STOCKHOLDERS
April 26, 2005

GENERAL

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of FirstFed Bancorp, Inc. (the "Company") to be used at the Annual Meeting of Stockholders of the Company (the "Meeting") which will be held at the Bright Star Restaurant located at 304 19th Street North, Bessemer, Alabama, on Tuesday, April 26, 2005, at 4:30 p.m., local time. The accompanying Notice of Meeting and this Proxy Statement are being first mailed to stockholders on or about March 23, 2005.

VOTING AND REVOCABILITY OF PROXIES

Proxies solicited by the Board of Directors of the Company will be voted in accordance with the directions given therein. **Where no instructions are indicated, proxies will be voted FOR the nominees for director set forth below.** The proxy confers discretionary authority on the persons named therein to vote with respect to the election of any person as a director where the nominee is unable to serve or for good cause will not serve, with respect to matters incident to the conduct of the Meeting, and with respect to any other matter presented to the Meeting if notice of such matter has not been delivered to the Company in accordance with the Bylaws. If any other business is presented at the Meeting as to which proxies in the accompanying form confer discretionary authority, proxies will be voted by those named therein in accordance with the determination of a majority of the Board of Directors. Proxies marked as abstentions will not be counted as votes cast. In addition, shares held in street name which have been designated by brokers on proxy cards as not voted will not be counted as votes cast. Proxies marked as abstentions or as broker no votes, however, will be treated as shares present for purposes of determining whether a quorum is present.

Stockholders who execute proxies retain the right to revoke them at any time. Unless so revoked, the shares represented by such proxies will be voted at the Meeting and all adjournments thereof. Proxies may be revoked by written notice to Lynn J. Joyce, Secretary of the Company, at the address shown above, by filing of a later-dated proxy prior to a vote being taken on a particular proposal at the Meeting or by attending the Meeting and voting in person. A proxy will not be voted if a stockholder attends the Meeting and votes in person. However, the mere presence of a stockholder at the Meeting will not, by itself, revoke such stockholder's proxy.

VOTING SECURITIES

Stockholders of record as of the close of business on March 10, 2005 (the "Record Date") are entitled to one vote for each share of the Company's common stock, par value $.01 per share (the "Common Stock"), then held, except that pursuant to the Company's Certificate of Incorporation, beneficial owners of shares of Common Stock exceeding 10% of the then-outstanding shares of Common Stock are not permitted to vote such excess shares. As of the Record Date, the Company had 3,258,062 shares of Common Stock issued, of which 2,428,114 shares were outstanding. The presence, in person or by proxy, of the holders of record of shares of capital stock of the Company entitling the holders to cast a majority of the votes entitled to be cast is necessary to constitute a quorum at the Meeting.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL OWNERS OF COMMON STOCK

Persons and groups beneficially owning more than 5% of the Common Stock are required under federal securities laws to file certain reports with the Securities and Exchange Commission ("SEC") detailing such ownership. The following table sets forth information, as of the Record Date, with respect to any person, including any group of persons, known by the Company to be the beneficial owner of more than 5% of the issued and outstanding Common Stock. Other than as disclosed below, management knows of no person who beneficially owned more than 5% of the Common Stock at the Record Date.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Common Stock Outstanding
First Financial Bank Employee Stock Ownership Plan and Trust 1630 Fourth Avenue North Bessemer, Alabama 35020	185,983 (2)	7.66%
The Trust Company of Sterne, Agee & Leach, Inc. 800 Shades Creek Parkway, Ste. 125 Birmingham, Alabama 35209	426,019 (3)	17.55%
First Financial Fund, Inc. (4) 1680 38th Street, Ste. 800 Boulder, Colorado 80301	252,000	10.38%

(1) Based on information furnished by the respective beneficial owners. In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a person is deemed to be the beneficial owner, for purposes of this table, if that person either has, or shares, voting or investment power with respect to such Common Stock, or has a right to acquire beneficial ownership at any time within 60 days from the Record Date. As used herein, "voting power" is the power to vote or direct the voting of shares, and "investment power" is the power to dispose or direct the disposition of shares. Except as otherwise noted, ownership is direct, and the named individuals exercise sole voting and investment power over the shares of the Common Stock.

(2) Shares of Common Stock initially were acquired by the Employee Stock Ownership Plan and Trust ("ESOP") in connection with the mutual-to-stock conversion of First Federal Savings Bank ("First Federal"), the Company's wholly-owned thrift subsidiary which merged with and into First Financial Bank ("First Financial"), the Company's wholly-owned commercial bank subsidiary, in 2002. A committee consisting of all directors of the Company administers the ESOP. The Trust Company of Sterne Agee & Leach, Inc. ("The Trust Company"), an unrelated corporate trustee for the ESOP (the "ESOP Trustee"), has been appointed by the Board of Directors, which may instruct the ESOP Trustee regarding investment of funds contributed to the ESOP. Shares held by the ESOP and allocated to participating employees must be voted in accordance with the instructions received from the participating employees. Unallocated shares, and allocated shares for which no instruction has been received, will be voted in the same proportion as the allocated shares for which instruction has been received. As of the Record Date, 159,624 shares of Common Stock in the ESOP had been allocated to participating employees, and, therefore, the ESOP Trustee will vote the remaining 26,359 unallocated shares in the same proportion as allocated shares.

(3) The Trust Company is the beneficial owner of 185,983 shares as the ESOP Trustee. See footnote 2 above. The Trust Company is also the beneficial owner of 240,036 shares as trustee for the FirstFed Bancorp, Inc. Deferred Compensation Plan. As trustee of such plans, The Trust Company has the power to vote, or to direct the vote, of 426,019 shares, and the power to dispose, or to direct the disposition, of 399,660 shares.

(4) As reported in the latest Schedule 13G filed by such persons, First Financial Fund, Inc. is a registered closed-end investment company which has sole voting and shared dispositive power with respect to 252,000 shares, and Wellington Management Company, LLP is the investment adviser to First Financial Fund, Inc.

STOCK OWNERSHIP OF MANAGEMENT

The following table sets forth, as of the Record Date, the beneficial ownership of the Company's Common Stock by each of the Company's directors and nominees, the executive officers named in the Summary Compensation Table and by all executive officers and directors as a group.

Name	Amount and Nature of Beneficial Ownership(1)	Percent of Common Stock Outstanding
Fred T. Blair	44,314	1.81%
B. K. Goodwin, III	121,973 (2)	4.87%
James B. Koikos	58,002	2.37%
E. H. Moore, Jr.	94,609	3.87%
James E. Mulkin	97,732	4.00%
G. Larry Russell	64,480	2.64%
Lynn J. Joyce	64,911 (2)	2.63%
All directors and executive officers as a group (7 persons)	546,021 (2)	20.78%

(1) For the definition of beneficial ownership, see footnote 1 to the previous table. Includes certain shares of Common Stock owned by businesses in which the director or executive officer is an officer or major stockholder or by spouses, by immediate family members, or as a custodian or trustee for minor children, over which shares the director or executive officer effectively exercises sole, or shares, voting and/or investment power, unless otherwise indicated. Includes 15,044 shares, 78,910 shares, 23,786 shares, 17,044 shares, 12,174 shares, 14,471 shares, 38,518 shares and 199,947 shares of Common Stock, as to which shares Directors Blair, Goodwin, Koikos, Moore, Mulkin and Russell, and Mrs. Joyce and all executive officers and directors as a group, respectively, have the right to purchase pursuant to stock options exercisable within 60 days after the Record Date. Includes 401 shares of Common Stock for Mrs. Joyce pursuant to the Company's Incentive Compensation Plan (the "Incentive Plan") as to which shares such officer has voting power.

(2) Includes 14,271 shares, 13,978 shares and 28,249 shares of Common Stock owned by the ESOP and allocated to the accounts of Mr. Goodwin, Mrs. Joyce and all executive officers as a group, respectively.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely on the Company's review of the copies of ownership reports which it has received in the past fiscal year, or written representations from officers, from directors or from persons who own more than 10% of the Common Stock that no annual report of change in beneficial ownership was required, the Company believes that during the fiscal year ended December 31, 2004, all the filing requirements applicable to such persons have been timely met except that a report on Form 4 of a grant of stock options and restricted stock was not filed on a timely basis for each of the Company's directors and executive officers (named above), but all such reports were subsequently filed.

PROPOSAL I - ELECTION OF DIRECTORS

The Certificate of Incorporation and Bylaws of the Company provide that the number of directors shall be such number as the Board of Directors shall designate. The Board of Directors has resolved that the number of directors be six members. Mr. Malcolm E. Lewis serves as Directors Emeritus of the Company.

The Company's Certificate of Incorporation requires that directors be divided into three classes, as nearly equal in number as possible, each class to serve for a three-year period and until their successors are elected and qualified, with approximately one-third of the directors elected each year. The Board of Directors has nominated for election as director James B. Koikos and E. H. Moore, Jr., both of whom are currently members of the Board, to each serve as a director for a three-year term and until his successor is elected and has qualified. Under Delaware law, directors are elected by a plurality of the votes present in person or by proxy and entitled to vote on the election of directors.

It is intended that the persons named in the proxies solicited by the Board of Directors will be voted for the election of the named nominees. If either nominee is unable to serve, the shares represented by all properly executed proxies that have not been revoked will be voted for the election of such substitute as the Board of Directors may recommend, or the size of the Board of Directors may be reduced to eliminate the vacancy. At this time, the Board knows of no reason why either nominee might be unavailable to serve.

The Board of Directors recommends a vote "FOR" election as directors of all the nominees listed below.

The following table sets forth certain information regarding each of the Company's directors. Each director of the Company is also a member of the Board of Directors of First Financial.

BOARD NOMINEES FOR TERMS TO EXPIRE IN 2008

Name	Age at Record Date	Year First Elected as Director(1)	Current Term to Expire
James B. Koikos	66	1995	2005
E. H. Moore, Jr.	70	1991	2005

DIRECTORS CONTINUING IN OFFICE

Name	Age at Record Date	Year First Elected as Director(1)	Current Term to Expire
Fred T. Blair	76	1968	2006
G. Larry Russell	54	1990	2006
B. K. Goodwin, III	52	1995	2007
James E. Mulkin	74	1992	2007

(1) Includes term of office as director of First Federal Savings Bank ("First Federal") prior to formation of the Company as the holding company for First Federal in 1991.

Unless otherwise stated, the principal occupation of each director of the Company for the last five years is set forth below.

James B. Koikos. Mr. Koikos is a restaurateur. He is owner/partner of the Bright Star Restaurant, Bessemer, Alabama.

E. H. Moore, Jr. Mr. Moore is President and owner of Buddy Moore Trucking, Inc. in Birmingham, Alabama.

Fred T. Blair. Mr. Blair is retired. On January 1, 1996, Mr. Blair retired from his positions as Chairman of the Board, President and Chief Executive Officer of the Company and First Federal. He had served as President and Chief Executive Officer of the Company since its inception in 1991 and of First Federal since 1968 and Chairman since 1995.

G. Larry Russell. Mr. Russell is a self-employed Certified Public Accountant in Bessemer, Alabama.

B. K. Goodwin, III. Mr. Goodwin is the Chairman of the Board, Chief Executive Officer and President of the Company and First Financial, positions he has occupied since January 1, 1996.

James E. Mulkin. Mr. Mulkin is the President of Mulkin Enterprises, Bessemer, Alabama, a diversified business operation.

Director Emeritus

Malcolm E. Lewis. Mr. Lewis retired. He was formerly owner and President of Polar Storage Locker Plant, a processor for wholesale and retail meat sales.

Other Executive Officer

Lynn J. Joyce, age 41, is Chief Financial Officer, Executive Vice President, Secretary and Treasurer of the Company and First Financial.

Corporate Governance

Board of Director and Stockholder Meetings. The Board of Directors met 17 times during the fiscal year ended December 31, 2004. All directors attended at least 75% of the Board of Directors meetings and assigned committee meetings in 2004. The Company encourages directors attendance at its annual stockholder meetings and requests that directors make reasonable efforts to attend such meetings. All of the members of the Board of Directors attended the 2004 annual meeting of stockholders.

Board of Director Independence. Each year, the Board of Directors reviews the relationships that each director has with the Company and with other parties. Only those directors who do not have any of the categorical relationships that preclude them from being independent within the meaning of applicable Nasdaq rules and who the Board of Directors affirmatively determines have no relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director are considered to be "independent directors." The Board of Directors has reviewed a number of factors to evaluate the independence of each of its members. These factors include its members' relationships with the Company and its competitors, suppliers and customers; their relationships with management and other directors; the relationships their current and former employers have with the Company; and the relationships between the Company and other companies of which the Company's Board members are directors or executive officers. After evaluating these factors, the Board of Directors has determined that Messrs. Koikos, Moore, Mulkin, Blair and Russell are independent directors of the Company within the meaning of applicable National Association of Securities Dealers, Inc. ("NASD") listing standards.

Independent members of the Board of Directors of the Company met in executive session without management present two times during the fiscal year ended December 31, 2004, and are scheduled to do so at least two times per year.

Stockholder Communications. Stockholders may communicate directly with members of the Board of Directors or the individual chairman of standing Board of Directors committees by writing directly to those individuals at the following address: 1630 Fourth Avenue North, Bessemer, Alabama 35020. The Company's general policy is to forward, and not to intentionally screen, any mail received at the Company's corporate office that is sent directly to an individual, unless the Company believes the communication may pose a security risk. The Board of Directors reserves the right to revise this policy in the event it is abused, becomes unworkable or otherwise does not efficiently serve the policy's purposes.

Code of Ethics. The Board of Directors has adopted a Code of Ethics that applies to all officers, other employees and directors. The Code of Ethics was included as an exhibit to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, which was filed with the SEC on March 30, 2004.

Committees of the Board of Directors

The Board of Directors has a standing Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. The Board of Directors has determined that all of the directors who serve on these committees are independent within the meaning of applicable SEC rules and NASD listing standards. The Board of Directors has adopted a charter for each of the three standing committees.

Audit Committee. The members of the Audit Committee are Mr. Russell, who serves as the chairman, and Messrs. Blair, Koikos, Moore, and Mulkin. Each of the members of the committee is independent within the meaning of applicable Nasdaq rules. The Board of Directors has determined that the Chairman of the Audit Committee, Mr. Russell, is an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B.

The Audit Committee has oversight responsibility for the quality and integrity of the Company's financial statements. The committee meets privately with the independent auditors, has the sole authority to retain and dismiss tne independent auditors and reviews their performance and independence from management. The independent auditors have unrestricted access and report directly to the committee. The Audit Committee met four times during 2003. The primary functions of the Audit Committee are to oversee: (i) the audit of the financial statements of the Company provided to the SEC, the stockholders and the general public; (ii) the Company's internal financial and accounting processes; and (iii) the independent audit process. Additionally, the Audit Committee has responsibilities relating to: (i) registered public accounting firms; (ii) complaints relating to accounting, internal accounting controls or auditing matters; (iii) authority to engage advisors; and (iv) funding as determined by the audit committee. These and other aspects of the Audit Committee's authority are more particularly described in the Audit Committee Charter adopted by the Board of Directors, as amended and attached hereto as Appendix A.

In 2004, the Audit Committee adopted a formal policy concerning approval of audit and non-audit services to be provided to the Company by its independent auditor, KPMG LLP. The policy requires that all services to be provided by KPMG LLP, including audit services and permitted audit-related services, must be pre-approved by the Audit Committee. KPMG LLP does not provide non-audit services to the Company. The Audit Committee approved all audit and audit-related services provided by KPMG LLP during 2004.

Compensation Committee. The independent members of the Board of Directors serve as the Compensation Committee. The Compensation Committee met one time. The functions of the Compensation Committee include making recommendations to the Board of Directors concerning compensation, including incentive compensation, of the executive officers. The Compensation Committee also administers the Company's stock incentive plans.

Nominating and Corporate Governance Committee. The independent members of the Board of Directors serve as the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for evaluating and recommending individuals for election or re-election to the Board of Directors, including those recommendations submitted by stockholders, the evaluation of the performance of the Board of Directors and its committees, and the evaluation and recommendation of corporate governance policies. The Nominating and Corporate Governance Committee Charter, attached as Appendix B to the Company's Proxy Statement furnished in connection with the 2004 Annual Meeting of Stockholders filed with the SEC on March 22, 2004, is not currently available on the Company's website. In 2004, the Nominating and Corporate Governance Committee held one meeting for selecting management nominees for election as directors.

It is a policy of the Nominating and Corporate Governance Committee that candidates for director possess the highest personal and professional integrity, have demonstrated exceptional ability and judgment and have skills and expertise appropriate for the Company and serving the long-term interests of the Company's stockholders. The committee's process for identifying and evaluating nominees is as follows: (1) in the case of incumbent directors whose terms of office are set to expire, the committee reviews such directors' overall service to the Company during their terms, including the number of meetings attended, level of participation, quality of performance, and any related party transactions with the Company during the applicable time period; and (2) in the case of new director candidates, the committee first conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board of Directors. The committee meets to discuss and consider such candidates' qualifications, including whether the nominee is independent within the meaning of Nasdaq rules, and then selects a candidate for recommendation to the Board of Directors by majority vote. In seeking potential nominees, the Nominating and Corporate Governance Committee uses its and management's network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. To date, the Nominating and Corporate Governance Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates, nor has the committee rejected a timely director nominee from a stockholder(s) holding more than 5% of the Company's voting stock.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders provided the stockholders follow the procedures set forth in Article I, Section 6(c) of the Company's By-laws. The committee does not intend to alter the manner in which it evaluates candidates, including the criteria set forth above, based on whether the candidate was recommended by a stockholder or otherwise.

Article I, Section 6(c) of the Company's By-laws governs nominations of candidates for election as director at any annual meeting of stockholders and provides that such nominations, other than those made by the Board, may be made by any stockholder entitled to vote at such meeting if the nomination is made in accordance with the procedures set forth in Article I, Section 6(c), which are summarized below.

A stockholder's notice of nomination must be delivered to, or mailed and received at, the Company's principal executive offices not later than 90 days before the date of the meeting; provided, however, that in the event less than 100 days' notice or prior disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the tenth day following the date on which notice was mailed or public disclosure was made. A stockholder's notice must set forth (i) as to each nominee, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and serving as a director if elected); and (ii) as to the stockholder giving the notice, the name and address, as they appear in the Company's books, of such stockholder, and the class and number of shares of the Company's capital stock that are beneficially owned by such stockholder.

The Nominating and Corporate Governance Committee may reject any nomination by a stockholder not made in accordance with the requirements of Article I, Section 6(c).

Audit Committee Report

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Exchange Act, except to the extent the Company specifically incorporates this Report by reference therein.

During fiscal 2000, the Audit Committee developed a Charter, which was approved by the full Board of Directors and amended in 2004. The Charter reflects standards set forth in Securities and Exchange Commission ("SEC") regulations and NASD listing standards, recognizes the Audit Committee's responsibilities.

In fulfilling its oversight responsibility as to the audit process, the Audit Committee obtained from the independent auditors a formal written statement describing all relationships between the auditors and the Company that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees". The Committee discussed with the auditors any relationships that may impact their objectivity and independence and satisfied itself as to the auditors' independence. The Committee also discussed with management and the independent auditors the quality and adequacy of the Company's internal controls and the compliance/internal audit function. The Committee reviewed with both the independent and the compliance/internal auditors their audit plans, audit scope, and identification of audit risks.

The Committee discussed and reviewed with the independent auditors all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees" and, with and without management present, discussed and reviewed the results of the independent auditors' examination of the financial statements. The Committee also discussed the results of the compliance/internal audit examinations.

The Audit Committee reviewed the Company's internal controls and, consistent with Section 302 of the Sarbanes-Oxley Act of 2002 and the rules adopted thereunder, met with management and the auditors to receive any information concerning significant deficiencies in the design or operation of internal control over financial reporting which could adversely affect the Company's ability to record, process, summarize and report financial data and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting. The Audit Committee adopted a plan for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. The Audit Committee will obtain updates by management on the process. The Audit Committee held discussions with management prior to the release of the Company's quarterly financial information and the filing of any such information with the SEC.

The Committee reviewed the audited financial statements of the Company as of and for the year ended December 31, 2004, with management and the independent auditors. Management has the responsibility for the preparation of the Company's financial statements and the independent auditors have the responsibility for the examination of those statements.

Based on the above-mentioned review and discussions with management and the independent auditors, the Committee recommended to the Board (and the Board approved) that the Company's audited financial statements be included in its Annual Report on Form 10-KSB for the year ended December 31, 2004, for filing with the SEC. The Committee also appointed the independent auditors.

The Audit Committee also annually reviews its charter, reports to the Board of Directors on its performance and conducts a committee self-assessment process.

Respectfully submitted on March 15, 2005.

G. Larry Russell, Chairman
Fred T. Blair
James B. Koikos
E. H. Moore, Jr.
James E. Mulkin

Executive Compensation and Other Benefits

Summary Compensation Table. The following table sets forth the cash and noncash compensation for the years ended December 31, 2004, 2003, and 2002, awarded to or earned by the Chief Executive Officer and the Chief Financial Officer of the Company. No other executive officer of the Company earned salary and bonus for the year ended December 31, 2004, in excess of $100,000 for services rendered in all capacities to the Company and its subsidiaries.

Name and Principal Position	Year	Annual Compensation: Salary	Bonus	Other Annual Compensation (1)	Long-Term Compensation Awards: Restricted Stock Awards(2)	Securities Underlying Options	Payouts: LTIP Payouts	All Other Compensation
B. K. Goodwin, III								
Chairman of the Board, Chief	2004	$218,700	$ 13,778	$ ---	$ 2,940(3)	1,960	$ ---	$ 21,364(5)
Executive Officer and President of	2003	$218,700	$ 18,655	$ ---	$ 4,343	32,485	$ ---	$ 22,205
the Company and First Financial	2002	$218,700	$ 3,937	$ ---	$ 623	415	$ ---	$ 26,421
Lynn J. Joyce								
Chief Financial Officer, Executive Vice Presi-	2004	$119,400	$ 7,535	$ ---	$ 1,612(4)	1,075	$ ---	$ 2,760(5)
dent, Secretary and Treasurer of the	2003	$115,000	$ 9,759	$ ---	$ 2,272	16,300	$ ---	$ 2,432
Company and First Financial	2002	$108,700	$ 1,957	$ ---	$ 308	205	$ ---	$ 1,881

(1) Executive officers of the Company receive indirect compensation in the form of certain perquisites and other personal benefits. The amount of such benefits received by the named executive officers during the year ended December 31, 2004, did not exceed 10% of the executive officer's salary and bonus.

(2) Calculated by multiplying the number of shares of Common Stock awarded pursuant to the Incentive Plan based on the closing sale price of the Common Stock on the date the shares were awarded as reported on the Nasdaq SmallCap Market ($7.50 per share). Pursuant to the Incentive Plan, Mr. Goodwin and Mrs. Joyce are entitled to receive dividends and other distributions made with respect to such shares. See "Directors' Compensation."

(3) As of December 31, 2004, Mr. Goodwin held 750 shares of restricted stock with an aggregate value of $5,468 based on the closing sale price of the Common Stock on such date ($7.29 per share). Of this amount, 324 shares will vest in 2005, 296 shares will vest in 2006 and 130 shares will vest in 2007.

(4) As of December 31, 2004, Mrs. Joyce held 401 shares of restricted stock with an aggregate value of $2,923 based on the closing sale price of the Common Stock on such date ($7.29 per share). Of this amount, 172 shares will vest in 2005, 158 shares will vest in 2006 and 71 shares will vest in 2007.

(5) Includes director's fees of $18,000 paid to Mr. Goodwin. See " Directors' Compensation." Also includes $3,364 and $2,760 paid to Mr. Goodwin and Mrs. Joyce, respectively, for unused vacation and sick leave.

Option Grants in the Year Ended December 31, 2004. The following table contains information concerning grants of stock options during the year ended December 31, 2004, to the executive officers named in the Summary Compensation Table, above. Options were granted pursuant to the Incentive Compensation Plan.

Name	Number of Securities Underlying Options Granted (# of Shares)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($ per Share)	Expiration Date
B. K. Goodwin, III	1,960	11.4%	$7.50	9/30/2014
Lynn J. Joyce	1,075	6.2%	$7.50	9/30/2014

Aggregate Year Ended December 31, 2004, Option Exercises and December 31, 2004, Option Values. The following table sets forth information concerning options exercised during the year ended December 31, 2004, and the value of options held by the named executive officers at December 31, 2004.

Name	Shares Acquired on Exercise	Value Realized(1)	Number of Securities Underlying Exercised Options at December 31, 2004 Exercisable/Unexercisable	Value of Unexercised In-the-Money Options December 31, 2004(1) Exercisable/Unexercisable
B. K. Goodwin, III	---	$ ---	78,910/--	$ 46,190/$0
Lynn J. Joyce	800	$ 1,632	38,518/--	$ 22,047/$0

(1) Calculated based on the fair market value of the underlying Common Stock as reported on the Nasdaq SmallCap Market at December 31, 2004.

Employment Agreements. Effective January 1, 1996, the Company and First Financial entered into employment agreements with Mr. Goodwin in his respective capacities as Chief Executive Officer and President of the Company and First Financial and with Mrs. Joyce as Executive Vice President of First Financial (collectively, the "Employment Agreements"). The Employment Agreements have been assumed by First Financial and are intended to enable the Company and its banking subsidiaries to maintain a stable and competent management base.

The Employment Agreements provide for three-year terms and may be extended each year for an additional year so that the remaining term shall be three years. The Employment Agreements were extended for an additional year as of January 1, 2004. The Employment Agreements provide for, among other things, a discretionary cash bonus, participation in all employee benefit plans, death benefits and reimbursement of reasonable out-of-pocket business expenses. In the event of the executive's death, the Employment Agreements provide for payment of the remaining compensation due thereunder, plus medical insurance for the executive's spouse for six months thereafter.

The Employment Agreements provide for termination for cause at any time. In the event termination is other than for cause, the executive would be entitled to receive his base salary for the remaining term of the Employment Agreement, plus in the case of Mr. Goodwin, his salary for an additional 12-month period. In addition, Mr. Goodwin would be entitled, at his election, to continued insurance benefits coverage through the expiration of the term of his Employment Agreements or a cash payment in an amount equal to the cost of obtaining substantially equal benefits, while Mrs. Joyce would be entitled to continued coverage for a period of six months following termination.

In the event of a change in control that results in either the dismissal of the executive or the executive's voluntary resignation for any reason within 30 days thereafter, the executive would be entitled to a severance payment equal to the excess of (i) 2.99 times the " base amount," as defined in Section 280G(b)(3) of the Internal Revenue Code, over (ii) the sum of any other parachute payments, as defined under Section 280G(b)(2) of the Internal Revenue Code, that the executive receives on account of the change in control. Subject to the foregoing, the executive's life, health, accident, and disability coverage would be continued for six months following termination and, in the event of executive's death, pay death benefits and health insurance (for the remainder of the six month period, if any) to the executive's surviving spouse, if any. In addition, during the first year following a change in control, Mr. Goodwin would receive such severance payment if he voluntarily terminates employment within 90 days of the occurrence of certain specified events (for example, a required move of his personal residence or a material reduction in his base compensation) which had not been agreed to in advance. The aggregate payments that would be made to the executives assuming termination of employment under the foregoing circumstances at December 31, 2004, and without regard to other severance payments would have been approximately $1,000,000.

In addition, all directors of the Company have entered into Indemnification Agreements with the Company. For a description of the terms of such Indemnification Agreements, see "Directors' Compensation - - Indemnification Agreements."

Directors' Compensation

Fees. The directors of the Company receive $900 per month in connection with their service on the Board of Directors of the Company and $600 per month in connection with their service on the Board of Directors of First Financial. Audit Committee members receive $300 per quarter and the Audit Committee Chairman receives an additional $300 per quarter.

Incentive Compensation Plan and Sales Incentive Plan. The Company maintains the Incentive Compensation Plan, the purpose of which is to provide incentive compensation for eligible employees and directors in the event the Company achieves certain performance goals indicative of its profitability and stability. A mathematical formula set forth in the Incentive Plan determines three forms of incentive compensation that participants may receive: (i) quarterly cash bonuses ("Bonuses"), (ii) restricted stock awards ("Restricted Stock"), and (iii) stock options ("Options"). For each year in which the Incentive Plan is in effect, the Company will pay each participant a Bonus equal to the product of (i) the participant's annual base salary or director's fees, and (ii) a "Bonus Percentage," defined as the sum of (a) "Safe ROA Bonus Percentage" which considers return-on-assets ("ROA") compared to the median ROA of other members of a peer group in the Southeast, the nonperforming assets ("NPA") compared to the peer group and the CAMEL rating of First Financial, plus (b) "Growth Rewards," which are determined by the Board of Directors each year.

The Company maintains the Sales Incentive Plan, the purpose of which is to provide incentive compensation for eligible employees in the event certain performance goals are met. The performance goals are set by the Committee and the participant may receive quarterly cash bonuses ("Bonuses"). Certain participants of the Sales Incentive Plan are also eligible for (i) restricted stock awards ("Restricted Stock"), and (ii) stock options ("Options") awarded under the Incentive Compensation Plan.

For each Incentive Compensation Plan and Sales Incentive Plan year, each participating key employee and director will receive a Restricted Stock award in the form of a right, conditioned on the participant's future performance of services, to shares of Common Stock. On a per capita basis, non-employee directors receive in the aggregate, shares of Restricted Stock having an aggregate fair market value equal to 10% of the total Bonuses paid to directors and key employees for such year. On a pro rata basis, key employees receive a Restricted Stock award based on their relative compensation equal to 20% of the total Bonuses paid to directors and key employees for such year. Vesting of Restricted Stock awards will generally occur at the rate of 33 1/3% per year of a participant's service after the date of the Restricted Stock award. Vesting will be accelerated to 100% upon a participant's retirement at or after age 65, death, discharge from service for any reason other than cause, or a change in control of the Company. In the event of a change in control, a participant will be entitled to receive Incentive Plan benefits for the Plan year based on the number of days during the year in which the Incentive Compensation Plan was in effect and the benefits paid to the participant during the preceding three Incentive Compensation Plan years.

In addition, for each Incentive Compensation Plan year, each participating key employee and director will receive Options to purchase five times the number of shares subject to a Restricted Stock award granted to the participant for such year.

1995 Stock Option Plan. Pursuant to the 1995 Stock Option Plan, directors and selected employees of the Company and its affiliates are eligible to receive options to acquire shares of Common Stock, stock appreciation rights and restricted stock awards (collectively, the "Awards"). Effective May 19, 1998, each director of the Company received a restricted stock award for 2,000 shares of Common Stock that vests at the rate of 20% per year of service and accelerates to 100% upon a Change in Control, as defined in the 1995 Stock Option Plan, or termination of service due to death, disability, or retirement after age 65. Awards may also be granted at the discretion of a committee that is comprised solely of non-employee members of the Board of Directors. Participants may elect to defer receipt of all or a percentage of shares that would otherwise be transferred upon the vesting of a restricted stock award.

Deferred Compensation Plan. The Company maintains a Deferred Compensation Plan pursuant to which directors, officers and select employees may annually elect to defer the receipt of Board fees and up to 25% of their salary. In June 1998, the Company merged the Directors' Retirement Plan with and into the Deferred Compensation Plan. Associated with the Deferred Compensation Plan is a separate grantor trust to which all fee and salary deferrals may be contributed. The trust assets will be used to pay benefits to participants, but are subject to the claims of general creditors until distributed from the trust. Subject to the guidelines under the Deferred Compensation Plan, each participant may elect (i) the time and manner under which his or her Plan benefit will be paid, and (ii) the measure of the deemed investment return on his or her deferred compensation account. Such return may be based in whole or part on either the rate of return on Common Stock or First Financial's highest yielding one-year certificate of deposit. A participant who elects the Company's common stock rate of return will be distributed shares of the Company's common stock when his or her plan benefit is paid. Each director of the Company, whenever elected or appointed and whether or not also employed by the Company, is also entitled to receive an initial credit to his or her account of $71,000, which will vest based on his or her overall years of service as a director of the Company. Vested benefits become payable at the election of a participant as made one year prior to distribution. If a participant dies prior to collecting his or her entire vested benefit under the Deferred Compensation Plan, the value of such vested but unpaid benefit will be paid to the director's designated beneficiary or estate. The Company will contribute amounts to the trust equal to the accrued expense for Plan benefits. The trust assets equal or exceed the amount of the individual participant accounts at December 31, 2004. The Board of Directors of the Company is responsible for management of the operation and administration of the Deferred Compensation Plan and has the discretion to amend the Plan and the related trust agreements (subject to participant consent as to vested benefits).

2001 Stock Incentive Plan. Pursuant to the 2001 Stock Incentive Plan, directors and selected employees of the Company and its affiliates are eligible to receive options to acquire shares of Common Stock, stock appreciation rights, deferred share awards, restricted stock awards, other stock-based awards, reload options and non-stock awards in the form of cash bonuses and credits to deferred compensation accounts. During fiscal 2003, the Board of Directors were each granted 10,000 options to acquire shares of common stock at the market value on the date of grant. Of the options granted, 5,000 were exercisable immediately and 5,000 are exercisable in December 2004.

Indemnification Agreements. The Company has entered into Indemnification Agreements (the "Indemnification Agreements") with each of the Company's directors and with certain officers of the Company and First Financial. The Indemnification Agreements provide for retroactive as well as prospective indemnification to the fullest extent permitted by law against any and all expenses (including attorneys' fees and all other costs and obligations), judgments, fines, penalties and amounts paid in settlement in connection with any claim or proceeding arising out of that person's service as an officer or director of the Company or First Financial. The Indemnification Agreements also provide for the prompt advancement of expenses to the director or officer in connection with investigating, defending or being a witness or participating in any proceeding. The Indemnification Agreements further provide a mechanism through which the director or officer may seek court relief in the event the Company's Board of Directors (or other person appointed by such Board) determines that the director or officer would not be permitted to be indemnified under applicable law. The Indemnification Agreements impose on the Company the burden of proving that the director or officer is not entitled to indemnification in any particular case.

Following a Change in Control, all determinations regarding a right to indemnity and a right to advancement of expenses shall be made by independent legal counsel to be selected by the director or officer and approved by the Board. The Indemnification Agreements provide that a change in control shall be deemed to have occurred if (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing 25% or more of the total voting power represented by the Company's then outstanding Voting Securities, or (ii) during any 24-consecutive-month-period, individuals who at the beginning of such period constitute the Board of Directors of the Company and any new director whose election by the Board of Directors or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof, or (iii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 80% of the total power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or (iv) the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company (in one transaction or a series of transactions) of all or substantially all the Company's assets.

In the event of a potential change in control, the director or officer may require the Company to establish a trust in an amount sufficient to cover the anticipated claims under the agreement.

While not requiring the maintenance of directors' and officers' liability insurance, the Indemnification Agreements require that the directors and officers be provided with maximum coverage if there is such a policy. Further, the Indemnification Agreements provide that if the Company pays a director or officer pursuant to an Indemnification Agreement, the Company will be subrogated to such director's or officer's rights to recover from third parties.

Equity Compensation Plans

The following table summarizes the Company's equity compensation plans as of December 31, 2004:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	339,959	$ 7.55	80,041
Equity compensation plans not approved by security holders	-	-	-
Total	339,959	$ 7.55	80,041

Transactions with Management

First Financial offers loans to officers and directors in the ordinary course of business. Such loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with non-affiliates and do not involve more than the normal risk of collectibility or present other unfavorable features.

INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has selected the firm of KPMG LLP ("KPMG") as independent accountants for the Company for the fiscal year ending December 31, 2005. Representatives of KPMG are expected to be present at the Meeting. They will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

Audit Fees and Other Matters

KPMG provided audit services to the Company consisting of the annual audit of the Company's 2003 and 2004 consolidated financial statements contained in the Company's Annual Reports on Form 10-KSB and reviews of the financial statements contained in the Company's Quarterly Reports on Form 10-QSB for 2003 and 2004.

Fee Category	Fiscal Year 2004	% of Total	Fiscal Year 2003	% of Total
Audit Fees	$ 76,500	80%	$ 69,700	78%
Audit-Related Fees	$ --	--%	$ --	--%
Tax Fees	$ 19,500	20%	$ 19,500	22%
All Other Fees	$ --	--%	$ --	--%
Total Fees	$ 96,000	100%	$ 89,200	100%

KPMG did not provide any advice regarding financial information systems design and implementation during 2003 and 2004.

Audit Fees. These are fees related to professional services rendered in connection with the audit of the Company's annual financial statements, reviews of the financial statements included in each of the Company's Quarterly Reports on Form 10-QSB, and accounting consultations that relate to the audited financial statements and are necessary to comply with generally accepted auditing standards.

Tax Fees. These are fees billed for professional services related to tax compliance, tax advice and tax planning, including services provided in connection with assistance provided in the preparation and filing of tax returns.

No fees were paid to KPMG for items which would have been classified as *Audit Related Fees* or *All Other Fees* for the years ended December 31, 2004 and 2003.

Policy on Pre-approval of Audit and Permissible Non-audit Services

The Audit Committee has considered whether the provision of non-audit services by the Company's independent auditor is compatible with maintaining audit independence and determined that the independent auditor should not be engaged for non-audit services. The Audit Committee's policy is to pre-approve all audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent auditors and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditors in accordance with this pre-approval, and the fees for the services performed to date. In assessing requests for services by the independent auditors, the Audit Committee considers whether these services are consistent with the auditors' independence, whether the independent auditors are likely to provide the most effective and efficient service based upon the auditors' familiarity with the Company and whether the service could enhance the Company's ability to manage or control risk or improve audit quality. The Audit Committee may also pre-approve particular services on a case-by-case basis. Audit services included only those services described above for "Audit Fees" and "Tax Fees." All of the tax services and related fees in 2004 were approved in advance by the Audit Committee.

OTHER MATTERS

The Board of Directors is not aware of any business to come before the Meeting other than the matters described above in this Proxy Statement. However, if any other matters should properly come before the Meeting, as to which proxies in the accompanying form confer discretionary authority, the persons named in the accompanying proxy will vote such proxy in respect thereof as directed by a majority of the Board of Directors. Under SEC rules and the Company's Bylaws, if a stockholder notifies the Company of such stockholder's intent to present a proposal at the Meeting after January 27, 2005, the persons named in the accompanying proxy may exercise such discretionary voting authority if the proposal is raised at the Meeting, without any discussion of the matter in this Proxy Statement.

MISCELLANEOUS

The cost of soliciting proxies will be borne by the Company. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. In addition to solicitations by mail, directors, officers and regular employees of the Company may solicit proxies personally or by telegraph or telephone without additional compensation.

The Company's 2004 Annual Report to Stockholders, which includes the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004, including the financial statements and financial statement schedules therto, as filed with the SEC is enclosed with this Proxy Statement. Any stockholder who has not received a copy of such Annual Report may obtain a copy by writing to the Secretary of the Company. Such Annual Report is not to be treated as a part of the proxy solicitation material nor as having been incorporated herein by reference.

STOCKHOLDER PROPOSALS

It is expected that the 2006 Annual Meeting of Stockholders will be held on or about April 25, 2006. In order to be eligible for inclusion in the Company's proxy materials for the 2006 Annual Meeting, any stockholder proposal to take action at such meeting must be received at the Company's main office at 1630 Fourth Avenue North, Bessemer, Alabama 35020, no later than November 23, 2005. With respect to the 2006 Annual Meeting, notice of a stockholder proposal, which the stockholder has not previously sought to include in the Company's proxy materials, is required under the Company's Bylaws to be received by January 25, 2006. Under SEC rules, if a stockholder notifies the Company of such stockholder's intent to present a proposal for consideration at the 2006 Annual Meeting after such date, the Company, acting through the persons named as proxies in the proxy materials for such meeting, may exercise discretionary voting authority with respect to such proposal without including information regarding such proposal in its proxy materials. Nothing in this paragraph shall be deemed to require the Company to include in its proxy materials relating to the 2006 Annual Meeting, or to consider and vote upon at such meeting, any stockholder proposal which does not meet all of the requirements established by the SEC or the Company's Certificate of Incorporation or Bylaws in effect at the time such proposal is received.

BY ORDER OF THE BOARD OF DIRECTORS



Lynn J. Joyce
Secretary

Bessemer, Alabama
March 23, 2005

APPENDIX A

FIRSTFED BANCORP, INC.
AUDIT COMMITTEE CHARTER

I. PURPOSE

The primary function of the Audit Committee of the Board of Directors of FirstFed Bancorp, Inc. (the "Company") is its oversight responsibilities by reviewing: the financial reports and other financial information provided by the Company; the Company's internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; and the Company's auditing, accounting and financial reporting processes generally. Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting process and internal control system.
- Review and appraise the audit efforts of the Company's independent accountants and compliance/internal auditing department.
- Provide an open avenue of communication among the independent accountants, financial and senior management, the compliance/internal auditing department, and the Board of Directors.

II. COMPOSITION

The Audit Committee shall be composed of all directors who are independent of the management of the Company, are free of any relationship that, in the opinion of the Board of Directors, would interfere with their exercise of independent judgment as a committee member and are independent as defined in applicable rules of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. At least one member will have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication. All members should be able to read and understand financial statements, including a balance sheet, income statement and cash flow statement. If a member of the Committee is an "Audit Committee financial expert," as defined by applicable legislation and regulation, that fact must be determined by the Committee and reported to the Board.

III. RESPONSIBILITIES AND DUTIES

In carrying out its responsibilities, the Audit Committee will:

- Have full access to books, records, facilities and personnel of the Company and its subsidiaries.
- Select, appoint, compensate, oversee and, if necessary, discharge the independent auditors to be selected to audit the financial statements of the Company. Confirm and assure the independence of the independent auditors. Receive from the independent auditors a formal written statement delineating all relationships between the auditor and the Company, consistent with Independence Standards Board Standard 1, and actively engage in dialogue with the auditor with respect to any disclosed relationship or services that may impact the objectivity and independence of the auditor and take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the outside auditor.
- Review with the independent auditors the adequacy and effectiveness of the accounting and financial controls of the Company, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable.
- Review the compliance/internal audit function of the Company including the independence and authority of its reporting obligations, and the proposed audit plans for the coming year.

- Receive prior to each meeting, a summary of findings from completed compliance/internal audits.
- Review the Company's major financial risk exposures with management and steps management has taken to monitor and control such exposures.
- Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Any changes in accounting principles should be reviewed.
- The Chairman of the Audit Committee shall review interim financial reports before filing with the regulators, and consider whether they are complete and consistent with information known to Committee member.
- Provide sufficient opportunity for the independent auditors to meet with the members of the Audit Committee without members of management present. Among the items to be discussed in these meetings are the independent auditors' evaluation of the Company's financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit.
- Pre-approve all services to be provided by the independent auditors, including audit services and permitted audit-related and non-audit services. Without prior approval of the Audit Committee, the independent auditors will not be retained for non-audit or non-tax services.
- Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.
- Review and update the Audit Committee's Charter annually requesting Board approval for proposed changes, and ensure appropriate disclosure as may be required by law or regulation.
- Determine whether the relationship between the existing independent auditors and the Company complies with applicable law, regulation and listing standards.
- Resolve any disagreements between management and the independent auditors regarding financial reporting. Management of the Company is responsible for the preparation and integrity of the Company's consolidated financial statements. Management also is responsible for maintaining appropriate accounting and financial reporting principles and policies as well as internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for planning and performing proper audits, including an audit of the Company's annual consolidated financial statements filed on Form 10-KSB, and other procedures, including reviews of the Company's unaudited interim consolidated financial statements prior to the filing of each quarterly report filed on Form 10-QSB.
- Establish appropriate procedures for receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees regarding questionable accounting or auditing matters.
- Establish a Code of Ethics for the Company's senior financial officials and approve any change in or waiver of the Code.
- Conduct an annual self-evaluation of the Committee's effectiveness.